National Semiconductor 2005 Annual Report

High-Performance Analog Technologies for the Real World



PORTABLE POWER

POWER MANAGEMENT

ANALOG

AMPLIFIERS

National Semiconductor
The Sight & Sound of Information

Financial Highlights

YEARS ENDED (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND EMPLOYEE FIGURES)	MAY 29, 2005	MAY 30, 2004	MAY 25, 2003	MAY 26, 2002	MAY 27, 2001
OPERATING RESULTS					
Net sales	**$ 1,913.1**	$1,983.1	$1,672.5	$1,494.8	$2,112.6
Net income (loss)	**$ 415.3**	$ 282.8	$ (33.3)	$ (121.9)	$ 245.7
Earnings (loss) per share:					
Basic	**$ 1.17**	$ 0.78	$ (0.09)	$ (0.34)	$ 0.70
Diluted	**$ 1.11**	$ 0.73	$ (0.09)	$ (0.34)	$ 0.65
Weighted-average common and potential common shares outstanding:					
Basic	**353.9**	361.0	363.6	355.0	351.8
Diluted	**373.9**	388.5	363.6	355.0	376.8
Research and development	**$ 333.0**	$ 357.1	$ 439.2	$ 441.9	$ 435.6
Capital additions	**$ 96.6**	$ 215.3	$ 154.9	$ 138.0	$ 239.5
Current ratio	**5.31**	2.70	3.46	2.98	2.70
Debt-to-equity ratio	**1.1%**	1.3%	1.3%	1.5%	3.1%
Number of employees (in thousands)	**8.5**	9.7	9.8	10.1	10.3

Net Sales

DOLLARS IN BILLIONS



$2.1
$1.5
$1.7
$2.0
$1.9
01 02 03 04 05

Income (Loss) Before Income Tax and Cumulative Effect of a Change in Accounting Principle

DOLLARS IN MILLIONS



$307.1
$(123.4)
$(23.3)
$333.7
$409.9
01 02 03 04 05

R&D Expense

DOLLARS IN MILLIONS



$435.6
$441.9
$439.2
$357.1
$333.0
01 02 03 04 05

ON THE COVER: *National Semiconductor creates high-performance analog-intensive solutions that differentiate our customers' products by providing more energy efficiency, precision, portability, better audio and sharper images in electronics systems.*

Winning For Our Shareholders

Vince Lombardi, one of American football's greatest coaching legends, is famous for telling his team, "Winning isn't everything, it's the only thing!" During the last several years, in this shareholder letter we have consistently defined our vision of winning — of crossing the goal line — as "maximizing return to our shareholders." We measure these returns by achieving:

- Higher profitability,
- Better returns on our invested capital (ROIC) and
- An increased emphasis on our higher margin analog business

National Semiconductor is out to win. We want to cross the goal line as often as possible. Before discussing our analog business, let's briefly review our scorecard and look at the yardage we've gained in increasing shareholder value. We recognize that winning is not just turning in a few good quarters, but rather, building a team that strives to win consistently year after year. So, in this letter, we will focus upon the trends and, also, the actions that we have taken to ensure that National's business continues to grow in the right direction.

Higher Profitability

In this area, the numbers continue to speak for themselves. In FY05, National saw an early revenue drop of 18 percent in one quarter as a result of an industry-wide inventory correction. Despite this, we were not seduced into rushing back into the commodity markets and chasing business that over time could hurt the quality of future earnings. Also, we actively examined the parts of our business that, for the foreseeable future, could not meet our higher profit and margin goals. Where necessary, we took decisive and immediate action. As a result, even though National's FY05 revenues were slightly below FY04 levels, the company's profits grew by 47 percent. This was the second year in a row that we improved our net profit significantly.


Profit/Growth
DOLLARS IN MILLIONS
500.0
400.0
300.0
200.0
100.0
0.0
(100.0)
(200.0)
FY02
FY03
FY04
FY05
Net Income (GAAP)

Better Return on Invested Capital (ROIC)

In addition to profitability, we continued to focus the entire management team in FY05 on improving the returns on our invested capital (ROIC). We've grown ROIC from negligible levels in FY02 and FY03 to a number in excess of 20 percent for the past two years.



In FY05 we continued to invest the capital needed to support the growth of our core analog business. But we were able to do so with a capital spending model of less than 10 percent of our revenues, which represents a huge change compared to capital expenditures in the 20-percent range five to 10 years ago.

During the year we also continued our stock buyback program and, in the process, retired another $353 million worth of National shares, on top of the $542 million bought back the prior year. We also awarded our first-ever quarterly dividend directly to shareholders. Having done this, we still ended the year with more than $1 billion in cash reserves and virtually no debt. In FY06, we expect to continue repurchasing shares under our approved program. Focusing on return on invested capital is consistent with maximizing shareholder value. In addition to our stock buyback program, we have worked towards reducing the potential dilutive effect of our ongoing employee stock option program by managing the annual "burn rate" or usage of stock options to no more than 2 percent of common shares outstanding.


ROIC
IN PERCENT
30.0%
20.0%
10.0%
0.0%
(10.0%)
FY02
FY03
FY04
FY05
ROIC

Higher Margin Analog Business

During fiscal 2005 we saw continued improvement in our gross margins. While factory utilization declined in the year from above 90 percent to the mid-60's, we were able to grow gross margins by:

– Increasing the overall percentage of analog sales in National's portfolio from 81 percent in FY04 to 84 percent in FY05
– Shipping a richer mix of analog products, including introducing numerous new products, and
– Focusing on improving our Average Selling Prices (ASPs)

Gross Margin

IN PERCENT


60.0%
50.0%
40.0%
30.0%
20.0%
FY02
FY03
FY04
FY05
Gross Margin

As we move forward, we will continue to drive for higher margins through these very same initiatives, as well as specific actions such as the closing of our Singapore Assembly and Test facility.

Winning in the Analog Market

As a world leader in analog technology, National Semiconductor is committed to creating high-value products that differentiate our customers' products. We offer a great lineup of power management circuits, outstanding amplifiers and audio subsystems, data conversion chips and interface solutions. We back these up, for our customers, with world-class online design tools and personalized engineering support. This is how we "win" new sockets, build customer loyalty and generate profitable returns for our shareholders.

As I mentioned above, a key part of our gross margin improvement came from the revenues from "new" analog products shipped. Typically, new analog products sell at higher margins. During the past few years, development projects were heavily focused on areas that could demonstrate long-term support of our overall higher-margin corporate goals. Fiscal 2005 was particularly rewarding on this front as several of our new product launches created winning solutions for National in emerging market segments, such as data conversion. These market-leading product launches include:

- A dual, high-performance analog-to-digital converter (ADC) that consumes less power than competitive products while providing the gigahertz speeds necessary for reliable measurement of high-frequency signals. The unique architecture of this ADC is ideally suited for oscilloscopes, test and measurement equipment, digital set-top boxes and communications systems. National complemented this high-end dual ADC with a family of 36 broad-market ADCs that offers guaranteed performance-across-speeds for general purpose ADC applications.
- A new family of high-precision, high-performance amplifiers heralds National's entry into the growing precision market. National's new LMP™ products are targeted for next-generation electronics systems where accuracy is critical, including medical, industrial and automotive electronics.
- National in FY05 introduced the industry's first single-chip, high-performance Power over Ethernet (PoE) product, a power management chip that dramatically simplifies the design of a variety of systems, including Internet telephony, local area networks, remote security cameras, wireless access points and scan-card readers. Our competitors offer PoE solutions that require two or three chips and consume more board space, which creates a critical complication for power designers.
- In the world of analog audio, National launched three single-chip Boomer® audio amplifiers to drive quality sound in ceramic and piezoelectric speakers for mobile phones and other portable applications. These tiny but integrated semiconductors allow manufacturers to create credit-card-thin handsets that save space and power and extend talk time. Panasonic Mobile Communications has already selected this unique technology for the industry's very-first cell phones to feature ceramic speakers.
- And, in a progressive move that affects all product lines and all customers, National announced in FY05 that 100 percent of its products are now available in lead-free packages. Responding to the worldwide demand for more environmentally neutral products, National was an early leader amongst U.S. chip makers in announcing a switch to lead-free packaging. The policy applies to the 15,000 integrated circuits in National's portfolio and puts the company in complete compliance with RoHS (a directive adopted by the European Parliament known as the Restriction on Hazardous Substances).

Taking Actions that Improve our Ability to Win

As coach Lombardi also said, "the dictionary is the only place where success comes before work." Our achievements did not happen overnight; nor did they come easily. Our current successful progress is really the story of three consistent years of focus, execution and accomplishment. I consider this three-year period as the "first season" of National's campaign to be a winner in analog.

As a team, back in early 2003, we made some tough decisions about what kind of a company we wanted to become. We determined that National Semiconductor's greatest strength, and therefore its greatest growth potential, was in Analog. National pioneered the analog industry 40 years ago with the introduction of one of the first-ever linear circuits. So we started preparing for our future by embracing our heritage.

Investing in Analog; De-emphasizing Digital

Back in early 2003, we decided that a key to our game plan was running a higher performing business model. Today, I refer to this as our "60-30-30" goal: That's 60 percent gross margin and spending limited to 30 percent of revenues, which would yield 30 percent operating margins. So far, the strength of our offense has clearly been Power Management, where we lead the marketplace. Now we're focusing on ways to build on that strength, to leverage our analog expertise in Power Management to design, develop and offer the world's highest performance data converters, amplifiers, and interface circuits based on our low-power dissipation capabilities. We've asked our teammates in each division to support the corporate goal of 60-30-30. When a division wavered, saying, "I don't think so, coach," we've quickly looked for ways to bring them into the game plan — or to find them another home. Since the beginning of this competition, National has made many tough decisions to make sure we have the best analog players in each position. This process triggered numerous changes in our internal structure, all of which were designed to strengthen our position in analog. The most dramatic changes were our disinvestments in digital. Over a two-year span, we sold our Information Appliance unit to AMD in August 2003; we sold the CMOS imaging sensor business to Eastman Kodak in August 2004; we sold the PC Super I/O business to Winbond Electronics in May 2005; and we sold our cordless business to HgCapital in June 2005. During that same time, we also opened a state-of-the-art Assembly and Test facility in Suzhou, China in October 2004. Then in a related move, we announced in July 2005 that National would close its longtime Assembly and Test plant in Singapore, which specializes in handling high-pin count digital products.

I believe these actions accelerated the returns on National's investment in analog. They also dramatically reduced National's need to invest in cutting-edge — and expensive — 300mm fabrication plants and the latest digital process technologies. Put another way, as an analog company, National no longer needs to chase the digital mantra of "Moore's Law" in order to create market-leading, higher-margin analog products for its customers.

In addition to realigning our business structure, we took steps to boost our performance and operational behavior in fiscal 2005.

To further improve National's margins, we continued our de-emphasis on the commodity analog products that had characterized so much of our company's historic portfolio, and we invested more R and D spending in higher performance analog products. More broadly, we aggressively managed our sales teams to focus on higher ASPs and we increased emphasis on the execution of National's new product launches. As I said earlier, new analog products typically enjoy higher ASPs and gross margins.

Looking back, and in light of our financial results since that time, it is clear that the game plan is working. We have maximized our resources around the analog technology that National does best; we have realigned our manufacturing capabilities to best serve our customers' needs; and we have stayed on course. In the midst of tremendous changes in the electronics market — such as the flattening of the PC market and the rise of "Personal Technology" for consumers — we have not wavered in our focus on analog.

Along with our focus on margin and ASP, we have maintained our #1 position in worldwide power management sales and solidified our positioning in amplifiers, data conversion and interface solutions. Most importantly, during calendar year 2004, National's sales in these markets grew faster than the overall market. For example, our sales grew 37 percent in power management compared to the industry growth average of 24 percent (according to WSTS numbers).

As we look ahead to fiscal 2006, it is clear that we have momentum to continue delivering on our analog strategy.

We achieved today's progress through the teamwork of thousands. When National's team 'ran onto the global playing field' back in early 2003, we were a completely refocused company. We knew our objectives and we had a good game plan. People knew their assignments. As a result, execution of the plays has been stellar so far. The financial scoreboard tells the story.

Delivering on Our Promises to Shareholders

While still not complete, National's transformation into a high-performance analog leader has already delivered on many of the promises we made to shareholders over the last couple of years. We continue to focus on three main initiatives: higher profitability; better return on invested capital; and increased emphasis on higher margin analog products.

Within these focus areas, we have maintained our worldwide market share lead in power management circuits and our strong presence in amplifier chips, which together make up nearly 60 percent of National's revenues. During fiscal 2005, we also launched National's very first dividend program for shareholders, and, as previously discussed, we repurchased $353 million worth of National's stock, following stock buy-backs of $542 million in fiscal 2004.

These numbers and actions translate directly into shareholder value, which is our driving force as a management team. I am proud of every member of our National team. Our employees work hard and they have big hearts. While focused on winning to maximize value for shareholders, our employees also found the time and energy to give back to our communities over $800,000 in charitable contributions in FY05.

In fiscal 2006, which launches the next season for National, we will continue to invest in our core analog strengths while pursuing our 60-30-30 business model. And when we reach those levels, we plan to set the bar even higher in order to provide shareholders with the best possible returns on their investments in National Semiconductor. I thank you for your support, and I thank our employees for their dedication in putting National's team on a clear winning track!

Sincerely,



BRIAN L. HALLA
Chairman of the Board and CEO
National Semiconductor Corporation

What does the digital revolution look like? Without analog technologies, you'll never know.

Digital is data. One or zero. Black or white.

You, however, are uniquely analog—and so is *everything* you experience. Light, sound, pressure, temperature, humidity, acceleration. Analog technologies are the irreplaceable link between digital information and our human senses.

National Semiconductor's analog technologies enrich electronic devices with crisper displays and superior audio and longer-lasting batteries. Our chips also enable lighter weight and smaller size. National creates analog products in the following categories: power management, amplifiers, interface, data conversion and audio.

POWER MANAGEMENT

POWER MANAGEMENT & PORTABLE POWER

Wherever there is an energy source—from single-cell battery systems to multi-kilowatt distributed-power architectures—you'll find our Power Management chips. National is the number one supplier of Power Management products with 14.1 percent market share, according to iSuppli's 2005 voltage regulator/reference survey. National is a leader in switching regulators, switched capacitors, controllers, drivers, and linear regulators.

National products enable smaller, higher performance systems with fewer components and greater energy efficiency. From the LM5000 product family—a complete architecture for high-voltage applications—to PowerWise® energy conservation technology for portable devices, National is powering innovation.


ANALOG

AMPLIFIERS, AUDIO, DATA CONVERTERS & INTERFACE
Touch a screen or tap a keyboard. Click a mouse. Download a song or a movie clip. Make a cell phone call or watch the sonogram of an unborn child. High-performance National products amplify, attenuate, filter, and condition these signals.

National is one the world's leading suppliers of amplifier chips, with leadership positions in low-voltage and low-power products. National's new LMP® family of high-precision amplifiers provide the accuracy required in today's industrial, medical and automotive applications. And our LMH® family of amps provides the performance needed for high-speed video, broadcast and medical devices. Our new ADC08D1000 dual analog-to-digital family of data converter products provides the highest speed and lowest power consumption in the industry. It's ideal for test and measurement equipment, cellular base stations, satellite and communications systems. Speed, accuracy, power-savings—National means 'innovation' all along the analog signal path.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorization of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management assessed our internal control over financial reporting as of May 29, 2005, the end of our 2005 fiscal year. Management conducted its evaluation of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key reporting controls, process documentation, accounting policies, and our overall control environment. This assessment is supported by testing and monitoring performed by our internal audit and finance personnel.

Based on our assessment, our management has concluded that our internal control over financial reporting was effective as of the end of our 2005 fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of this assessment with the audit committee of our board of directors.

Our independent registered public accounting firm, KPMG LLP, audited our management's assessment and independently assessed the effectiveness of our internal control over financial reporting. KPMG has issued an attestation report concurring with management's assessment, which is included as a separate Report of Independent Registered Public Accounting Firm.



Brian L. Halla
Chairman and
Chief Executive Officer



Lewis Chew
Senior Vice President, Finance
and Chief Financial Officer



Jamie E. Samath
Corporate Controller and
Chief Accounting Officer

Five-Year Selected Financial Data

YEARS ENDED (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND EMPLOYEE FIGURES)	MAY 29, 2005	MAY 30, 2004	MAY 25, 2003	MAY 26, 2002	MAY 27, 2001
OPERATING RESULTS					
Net sales	**$ 1,913.1**	$1,983.1	$1,672.5	$1,494.8	$2,112.6
Operating costs and expenses	**1,513.6**	1,652.9	1,690.9	1,641.7	1,881.5
Operating income (loss)	**399.5**	330.2	(18.4)	(146.9)	231.1
Interest income, net	**15.9**	10.4	14.8	22.0	52.5
Other non-operating (expense) income, net	**(5.5)**	(6.9)	(19.7)	1.5	23.5
Income (loss) before income taxes and cumulative effect of a change in accounting principle	**409.9**	333.7	(23.3)	(123.4)	307.1
Income tax (benefit) expense	**(5.4)**	49.0	10.0	(1.5)	61.4
Income (loss) before cumulative effect of a change in accounting principle	**$ 415.3**	$ 284.7	$ (33.3)	$ (121.9)	$ 245.7
Net income (loss)	**$ 415.3**	$ 282.8	$ (33.3)	$ (121.9)	$ 245.7
Earnings (loss) per share:					
Income (loss) before cumulative effect of a change in accounting principle:					
Basic	**$ 1.17**	$ 0.79	$ (0.09)	$ (0.34)	$ 0.70
Diluted	**$ 1.11**	$ 0.73	$ (0.09)	$ (0.34)	$ 0.65
Net income (loss):					
Basic	**$ 1.17**	$ 0.78	$ (0.09)	$ (0.34)	$ 0.70
Diluted	**$ 1.11**	$ 0.73	$ (0.09)	$ (0.34)	$ 0.65
Weighted-average common and potential common shares outstanding:					
Basic	**353.9**	361.0	363.6	355.0	351.8
Diluted	**373.9**	388.5	363.6	355.0	376.8
FINANCIAL POSITION AT YEAR-END					
Working capital	**$ 1,228.5**	$ 784.5	$ 872.0	$ 804.3	$ 803.2
Total assets	**$ 2,504.2**	$2,280.4	$2,248.4	$2,290.7	$2,362.6
Long-term debt	**$ 23.0**	$ –	$ 19.9	$ 20.4	$ 26.2
Total debt	**$ 23.0**	$ 22.1	$ 22.2	$ 25.9	$ 55.6
Shareholders' equity	**$ 2,054.1**	$1,680.5	$1,706.0	$1,781.1	$1,767.9
OTHER DATA					
Research and development	**$ 333.0**	$ 357.1	$ 439.2	$ 441.9	$ 435.6
Capital additions	**$ 96.6**	$ 215.3	$ 154.9	$ 138.0	$ 239.5
Number of employees (in thousands)	**8.5**	9.7	9.8	10.1	10.3

During fiscal 2005, we paid cash dividends of $14.1 million on our common stock. We did not pay cash dividends on our common stock in any of the previous years presented above.

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto:

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We believe the following critical accounting policies are those policies that have a significant effect on the determination of our financial position and results of operations. These policies also require us to make our most difficult and subjective judgments:

a) Revenue Recognition

We recognize revenue from the sale of semiconductor products upon shipment, provided we have persuasive evidence of an arrangement (typically in the form of a purchase order), title and risk of loss have passed to the customer, the amount is fixed or determinable and collection of the revenue is reasonably assured. We record a provision for estimated future returns at the time of shipment. Approximately 47 percent of our semiconductor product sales were made through distributors in fiscal 2005. We have agreements with our distributors that cover various programs, including pricing adjustments based on resale pricing and volume, price protection for inventory, discounts for prompt payment and scrap allowances. The revenue we record for these distribution sales is net of estimated provisions for these programs. When determining this net distribution revenue, we must make significant judgments and estimates. Our estimates are based upon historical experience rates by geography and product family, inventory levels in the distribution channel, current economic trends, and other related factors. Actual distributor claims activity has been materially consistent with the provisions we have made based on our estimates. However, because of the inherent nature of estimates, there is always a risk that there could be significant differences between actual amounts and our estimates. Our financial condition and operating results are dependent on our ability to make reliable estimates, and we believe that our estimates are reasonable. However, different judgments or estimates could result in variances that might be significant to reported operating results.

Service revenues are recognized as the services are provided or as milestones are achieved, depending on the terms of the arrangement. These revenues are included in net sales and are not a material component of our total net sales.

Certain intellectual property income is classified as revenue if it meets specified criteria established by company policy that defines whether it is considered a source of income from our primary operations. These revenues are included in net sales and are not a material component of our total net sales. All other intellectual property income that does not meet such criteria is not considered a source of income from primary operations and is therefore classified as a component of other operating income, net, in the consolidated statement of operations. Intellectual property income is recognized when the license is delivered, the fee is fixed or determinable, collection of the fee is reasonably assured and no further obligations to the other party exist.

b) Valuation of Inventories

Inventories are stated at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market. We reduce the carrying value of inventory for estimated obsolescence or unmarketable inventory by an amount that is the difference between its cost and the estimated market value based upon assumptions about future demand and market conditions. Reductions in carrying value are deemed to establish a new cost basis. Therefore, inventory is not written up if estimates of market value subsequently improve. Our products are classified as either custom, which are those products manufactured with customer-specified features or characteristics, or non-custom, which are those products that do not have customer-specified features or characteristics. We evaluate obsolescence by analyzing the inventory aging, order backlog and future customer demand on an individual product basis. If actual demand were to be substantially lower than what we have estimated, we may be required to write inventory down below the current carrying value. While our estimates require us to make significant judgments and assumptions about future events, we believe our relationships with our customers, combined with our understanding of the end-markets we serve, provide us with the ability to make reliable estimates. The actual amount of obsolete or unmarketable inventory has been materially consistent with previously estimated write-downs we have recorded. We also evaluate the carrying value of inventory for lower-of-cost-or-market on an individual product basis, and these evaluations are intended to identify any difference between net realizable value and standard cost. Net realizable value is determined as the selling price of the product less the estimated cost of disposal. When necessary, we reduce the carrying value of inventory to net realizable value. If actual market conditions and resulting product sales were to be less favorable than what we have projected, additional inventory write-downs may be required.

c) Impairment of Goodwill, Intangible Assets and Other Long-lived Assets

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. Our long-lived assets subject to this evaluation include property, plant and equipment and amortizable intangible assets. Amortizable intangible assets subject to this evaluation include developed technology we have acquired, patents and technology licenses. We assess the impairment of goodwill annually in our fourth fiscal quarter and whenever events or changes in circumstances indicate that it is more likely than not that an impairment loss has been incurred. We are required to make judgments and assumptions in identifying those events or changes in circumstances that may trigger impairment. Some of the factors we consider include:

- Significant decrease in the market value of an asset
- Significant changes in the extent or manner for which the asset is being used or in its physical condition
- A significant change, delay or departure in our business strategy related to the asset
- Significant negative changes in the business climate, industry or economic conditions
- Current period operating losses or negative cash flow combined with a history of similar losses or a forecast that indicates continuing losses associated with the use of an asset

Our impairment evaluation of long-lived assets includes an analysis of estimated future undiscounted net cash flows expected to be generated by the assets over their remaining estimated useful lives. If the estimated future undiscounted net cash flows are insufficient to recover the carrying value of the assets over the remaining estimated useful lives, we record an impairment loss in the amount by which the carrying value of the assets exceeds the fair value. We determine fair value based on discounted cash flows using a discount rate commensurate with the risk inherent in our current business model. Major factors that influence our cash flow analysis are our estimates for future revenue and expenses associated with the use of the asset. Different estimates could have a significant impact on the results of our evaluation. If, as a result of our analysis, we determine that our amortizable intangible assets or other long-lived assets have been impaired, we will recognize an impairment loss in the period in which the impairment is determined. Any such impairment charge could be significant and could have a material adverse effect on our financial position and results of operations.

Our impairment evaluation of goodwill is based on comparing the fair value to the carrying value of our reporting units with goodwill. The fair value of a reporting unit is measured at the business unit level using a discounted cash flow approach that incorporates our estimates of future revenues and costs for those business units. Our reporting units in fiscal 2005 with goodwill include our wireless, displays, power management, non-audio amplifier and communications interface business units, which are operating segments within our Analog reportable segment, and our device connectivity business unit, which is included in "All Others." Our estimates are consistent with the plans and estimates that we are using to manage the underlying businesses. If we fail to deliver new products for these business units, or if the products fail to gain expected market acceptance, or market conditions for these businesses fail to sustain improvement, our revenue and cost forecasts may not be achieved and we may incur charges for goodwill impairment, which could be significant and could have a material adverse effect on our net equity and results of operations.

d) Income Taxes

We determine deferred tax assets and liabilities based on the future tax consequences that can be attributed to net operating loss and credit carryovers and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using the enacted tax rate expected to be applied when the taxes are actually paid or recovered. The recognition of deferred tax assets is reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider past performance, expected future taxable income and prudent and feasible tax planning strategies in assessing the amount of the valuation allowance. Our forecast of expected future taxable income is based on historical taxable income and projections of future taxable income over the periods that the deferred tax assets are deductible. Changes in market conditions that differ materially from our current expectations and changes in future tax laws in the U.S. and international jurisdictions may cause us to change our judgments of future taxable income. These changes, if any, may require us to adjust our existing tax valuation allowance higher or lower than the amount we currently have recorded; such adjustment could have a material impact on the tax expense for the fiscal year.

We account for income tax contingencies in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." The calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our results of operations.

OVERVIEW

Throughout fiscal 2005, we have continued to pursue our strategy of focusing on our analog product capabilities, particularly in the standard linear segments. The World Semiconductor Trade Statistics (WSTS) define "standard linear" as amplifiers, data converters, regulators and references (power management products), and interface. As a part of this focus, we periodically identify opportunities to divest or reduce involvement in product areas that are not in line with our business objectives. During fiscal 2005, we completed the sales of our imaging business in September 2004 and the PC Super I/O business in May 2005. We entered into an agreement to sell our cordless business in May 2005, and that sale was closed in June 2005. In addition, following our announcement in March 2005 to seek a buyer for our assembly and test facility in Singapore, which is geared more toward complex, digitally focused high-pin count products than analog products, we announced in July 2005 that we now plan to close this facility and consolidate its production volume into our other assembly and test facilities in Malaysia and China. The majority of closure activities is expected to take place over the next nine to twelve months.

We achieved higher gross margins and profit in fiscal 2005 over the last fiscal year, despite some mid-year market weakness. This improved performance reflects our shift toward a richer analog product mix, combined with ongoing cost controls. In January 2005, we initiated a program to reduce expenses and streamline manufacturing operations as we saw wafer-fabrication utilization rates decline in the second quarter of fiscal 2005 to the mid-60s due to significant inventory reductions in the distribution channel and lower demand than expected in some markets. As we enter fiscal 2006, we are continuing our focus on gross margin relative to sales with research and development investments aimed primarily at high-value analog growth areas.

In reviewing our performance we consider several key financial measures. When reviewing our net sales performance, we look at sales growth rates, new order rates (including turns orders), blended-average selling prices, sales of new products and market share in the standard linear category as defined by WSTS. We generally define new products as those introduced within the last three years. We gauge our operating income performance based on gross margin trends, product mix, blended-average selling prices, factory utilization rates and operating expenses relative to sales. We are focused on generating a consistently high return on invested capital by concentrating on operating income, working capital management, capital expenditures and cash management. We determine return on invested capital based on net operating income after tax divided by invested capital, which generally consists of total assets less goodwill and non-interest bearing liabilities.

We continued our stock repurchases in fiscal 2005 under the $400 million stock repurchase program originally announced in March 2004 and another $400 million stock repurchase program that was approved by our Board of Directors in March 2005. Under these programs we repurchased a total of 20.3 million shares of our common stock for $353.5 million during fiscal 2005. Of these shares, 17.6 million shares were repurchased in the open market for $298.5 million. The other 2.7 million shares were repurchased through privately negotiated transactions with a major financial institution and include the repurchase of 1.5 million shares for $30.0 million in June 2004 upon the settlement of an advance repurchase contract entered into in April 2004. These stock repurchase activities comprise one element of our overall effort to consistently generate a high return on invested capital, which we believe improves shareholder value. As of May 29, 2005, we had $304.0 million remaining for future common stock repurchases under approved programs. We also paid cash dividends of $14.1 million during fiscal 2005. In June 2005, our Board of Directors declared a cash dividend of $0.02 per outstanding share of common stock. The dividend totaling $7.0 million was paid on July 11, 2005 to shareholders of record at the close of business on June 20, 2005.

The following table and discussion provide an overview of our operating results for fiscal years 2005, 2004 and 2003:

YEARS ENDED (IN MILLIONS)	MAY 29, 2005	% CHANGE	MAY 30, 2004	% CHANGE	MAY 25, 2003
Net sales	$1,913.1	(4%)	$1,983.1	19%	$1,672.5
Operating income (loss)	$ 399.5		$ 330.2		$ (18.4)
As a % of net sales	21%		17%		(1%)
Net income (loss)	$ 415.3		$ 282.8		$ (33.3)
As a % of net sales	22%		14%		(2%)

Net sales in fiscal 2005 were 4 percent lower than net sales in fiscal 2004. Although sales in the first half of fiscal 2005 were higher compared to sales in the first half of fiscal 2004, we experienced sequential quarterly sales declines in the first two quarters of the fiscal year due to excess inventories in the supply chain along with slower end-market growth rates compared to the last half of fiscal 2004. Consequently, sales were much lower in the second half of fiscal 2005 compared to sales in the second half of fiscal 2004. For the company overall, our unit shipments were down 9 percent in fiscal 2005 from unit shipments in fiscal 2004. However, our blended-average selling prices were up in fiscal 2005 by 6 percent over fiscal 2004. These blended-average selling prices are affected by product mix as well as changes in product prices. Our improvement in net income was driven by these higher blended-average selling prices, higher gross margin and lower operating expenses. Foreign currency exchange rate fluctuations had a slight favorable impact on our foreign currency-denominated sales in fiscal 2005.

Net income for fiscal 2005 includes an $86.1 million impairment loss on goodwill of the wireless reporting unit as a result of our annual assessment of goodwill impairment and a $23.9 million charge for cost reduction actions taken during the year (See Note 3 to the Consolidated Financial Statements). Net income for fiscal 2005 also includes an $8.8 million gain from the sale of assets associated with our imaging business in September 2004 and a $51.1 million gain from the sale of assets associated with our PC Super I/O business in May 2005 (See Note 3 to the Consolidated Financial Statements). Other operating income, net for fiscal 2005 includes a credit of $10.0 million related to the ZF Micro Solutions, Inc. litigation that was settled in December 2004 (See Note 13 to the Consolidated Financial Statements); a net reimbursement of $0.4 million for litigation costs; a refund of $7.4 million from the California Manufacturer's Investment Credit; and net intellectual property income of $5.2 million. These credits were partially offset by a charge of $3.3 million related to the iTech litigation and a $1.7 million charge related to settlement of an intellectual property matter. Fiscal 2005 net income also includes a tax benefit of $5.4 million arising from income tax expense of $160.8 million offset by a benefit from the change in the beginning of the year valuation allowance of $166.2 million.

Net sales were greater in fiscal 2004 than in fiscal 2003. The sales increases were attributable to both higher industry demand and our market share gains in key standard linear markets, particularly for power management products. Unit shipments for the company were up 22 percent in fiscal 2004 from unit shipments in fiscal 2003, while blended-average selling prices were flat. The improvement in net income in fiscal 2004 over fiscal 2003 was driven by higher gross margin on higher sales, as well as lower operating expenses.

Net income for fiscal 2004 included a net charge of $19.6 million for cost reduction actions and the exit and sale of the information appliance business, consisting primarily of the Geode™ family of integrated processor products, completed in August 2003 (See Note 3 to the Consolidated Financial Statements). Other operating expense, net for fiscal 2004 included charges of $30.0 million arising from a lawsuit brought against us by ZF Micro Solutions, Inc. (See Note 13 to the Consolidated Financial Statements) and $3.1 million for the settlement of certain patent infringement claims, which were partially offset by $11.1 million of net intellectual property income. Fiscal 2004 net income also included a $1.9 million charge (including a tax effect of $0.2 million) for the cumulative effect of a change in accounting principle as a result of the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations" (See Note 7 to the Consolidated Financial Statements).

NET SALES

YEARS ENDED: (IN MILLIONS)	MAY 29, 2005	% CHANGE	MAY 30, 2004	% CHANGE	MAY 25, 2003
Analog segment	$1,668.5	(1%)	$1,680.3	23%	$1,365.9
As a % of net sales	87%		85%		82%
All others	244.6	(19%)	302.8	(1%)	306.6
As a % of net sales	13%		15%		18%
Total net sales	$1,913.1		$1,983.1		$1,672.5
	100%		100%		100%

The chart above and the following discussion are based on our reportable segments described in Note 14 to the Consolidated Financial Statements.

In fiscal 2005, the Analog segment represented 87 percent of our total sales compared to 85 percent in fiscal 2004. Analog segment sales in the first half of fiscal 2005 grew 13 percent over sales in the first half of fiscal 2004. However, efforts by distributors and customers to reduce inventories combined with lower than expected demand patterns as we exited the summer quarter caused sales for the second half of fiscal 2005 to decline 12 percent compared to sales in the second half of fiscal 2004. Although distributors continued to reduce inventories during the second half of fiscal 2005, we have seen these activities at distributors stabilize in the most recently completed fourth quarter as our sales grew sequentially over the previous third quarter. Our analog unit shipments were down 9 percent in fiscal 2005 from fiscal 2004, but blended-average analog selling prices were up by 9 percent in fiscal 2005 over fiscal 2004, reflecting both a mix of higher value products as well as some actual price increases.

Within the Analog segment, sales from the power management area continued to grow for fiscal 2005 with a 9 percent increase over fiscal 2004. This was driven mainly by increased activity in wireless handsets. Sales from both the audio amplifier and data conversion business units increased by 1 percent in fiscal 2005 over fiscal 2004. However, sales from the application-specific wireless (including radio frequency building blocks) and non-audio amplifier business units declined in fiscal 2005 by 11 percent and 7 percent, respectively, from fiscal 2004. The decrease in radio frequency chip sales was due to a trend in cellular handsets in which the radio function is migrating from discrete building-block solutions to more highly-integrated chips. Phones that utilize integrated radios typically do not need discrete PLL building block chips such as those sold by National.

For fiscal 2005, sales decreased in all geographic regions compared to fiscal 2004. The decreases were 10 percent in the Americas and 3 percent in the Asia Pacific region while both Europe and Japan each decreased 1 percent. Sales in fiscal 2005 as a percentage of total sales remained flat at 20 percent in Europe and 13 percent in Japan, while the Asia Pacific region increased to 47 percent and the Americas decreased to 20 percent. Foreign currency-denominated sales in fiscal 2005 were favorably affected by foreign currency exchange rate fluctuations as the Japanese yen, pound sterling and euro all strengthened against the dollar. However, the impact was minimal since only 20 percent of our total sales was denominated in a foreign currency.

Beginning in fiscal 2005, product families within the standard analog business unit, which was previously a separate business unit of the Analog segment, were reassigned to the other business units within the Analog segment. The corresponding sales information presented below for fiscal 2004 compared to fiscal 2003 has been reclassified to reflect this change.

Our sales growth in fiscal 2004 was essentially all due to the Analog segment. Growth in Analog segment sales was driven by higher consumer demand for products such as wireless phones and notebook computers, and also because of a general trend towards increased analog semiconductor content in a variety of electronic products. Unit volume was up 22 percent over the prior year and blended-average selling prices for fiscal 2004 as a whole grew slightly at 1 percent over fiscal 2003. Blended-average selling prices were higher in the second half of fiscal 2004, reflecting both a richer mix of products as well as actual price improvements, as we actively strived to increase our sales of high-value, high-performance analog products.

Within the Analog segment, sales of power management products led the growth in sales with an increase of 45 percent from sales in fiscal 2003 where we continued to grow at a faster rate than the overall market. Also contributing to the growth in fiscal 2004 were sales of audio amplifier products with an increase of 30 percent and sales of data conversion and application-specific wireless (including radio frequency building blocks) products each with increases of 26 percent over sales in fiscal 2003.

For fiscal 2004, sales increased in all geographic regions compared to fiscal 2003. The increases were 35 percent in Japan, 21 percent in the Asia Pacific region, 16 percent in Europe and 8 percent in the Americas. As a percentage of total sales, the Asia Pacific region remained at 46 percent and Europe remained at 20 percent, while Japan increased to 13 percent of total sales and the Americas decreased to 21 percent. Foreign currency-denominated sales in fiscal 2004 were favorably affected by foreign currency exchange rate fluctuations as the Japanese yen, pound sterling and euro all strengthened against the dollar, but the impact on overall fiscal 2004 sales was minimal since only a quarter of our total sales was denominated in foreign currency.

GROSS MARGIN

YEARS ENDED: (IN MILLIONS)	MAY 29, 2005	% CHANGE	MAY 30, 2004	% CHANGE	MAY 25, 2003
Net sales	$1,913.1	(4%)	$1,983.1	19%	$1,672.5
Cost of sales	892.3	(8%)	970.8	3%	946.8
Gross margin	$1,020.8		$1,012.3		$ 725.7
As a % of net sales	53%		51%		43%

The increase in gross margin percentage in 2005 compared to 2004 was mainly driven by improvements in product mix and blended-average selling prices. Our wafer-fabrication capacity utilization (based on wafer starts) was actually down year over year at 72 percent in fiscal 2005 compared to 93 percent in fiscal 2004. Because of this lower utilization, we implemented mandatory factory shutdowns and initiated an action in January 2005 to eliminate 421 manufacturing personnel positions. Our product mix has improved through active efforts to increase the portion of our business that comes from high-value, higher-performance analog products, which are more proprietary in nature and can generate higher margins than products that are less proprietary or are multi-sourced. Since these analog products generally have higher margins than non-analog products, the growth in Analog segment sales to 87 percent of total net sales in fiscal 2005 from 85 percent of total net sales in fiscal 2004 also had a positive impact on gross margin, despite lower factory utilization.

The increase in gross margin in fiscal 2004 over fiscal 2003 was driven by a combination of higher factory utilization and improvement in product mix. Wafer-fabrication capacity utilization during fiscal 2004 was 93 percent, based on wafer starts, compared to 71 percent for fiscal 2003. The product mix improvements discussed above, combined with higher factory utilization and an increase in Analog segment sales to 85 percent of total sales in fiscal 2004 (as compared to 82 percent in fiscal 2003) all contributed to the gross margin increase in fiscal 2004. As noted above, our analog products generally have higher margins than non-analog products.

RESEARCH AND DEVELOPMENT

YEARS ENDED: (IN MILLIONS)	MAY 29, 2005	% CHANGE	MAY 30, 2004	% CHANGE	MAY 25, 2003
Research and development	$333.0	(7%)	$357.1	(19%)	$439.2
As a % of net sales	17%		18%		26%

Research and development expenses shown in the table above exclude an in-process R&D charge of $0.7 million in fiscal 2003.

Lower research and development expenses in fiscal 2005 compared to fiscal 2004 reflect full-year cost savings from our sale and exit of the information appliance business in August 2003 and the completion in fiscal 2004 of other actions aimed at reducing our research and development expenses as a percentage of sales. R&D expenses for fiscal 2005 also reflect reductions due to the sale of the imaging and PC Super I/O businesses that occurred during the fiscal year. We are continuing to concentrate our ongoing research and development spending on analog products and underlying analog capabilities. Total company spending in fiscal 2005 compared to fiscal 2004 was down 6 percent for new product development and 8 percent for process and support technology. Although research and development spending for the year is down as a whole and as a percentage of sales, research and development spending on our key focus areas in the Analog segment increased as we continued to invest in the development of new analog and mixed-signal technology-based products for wireless handsets, displays, notebook PCs, other portable devices, as well as applications for the broader markets requiring analog technology. A significant portion of our research and development is directed at power management technology.

Lower research and development expenses in fiscal 2004 from fiscal 2003 reflect the full-year impact of actions we initially launched in February 2003 to reduce our research and development expenses as a percentage of sales. These actions included exits of businesses, headcount reductions and restructuring of a licensing agreement with Taiwan Semiconductor Manufacturing Company. Total company spending through fiscal 2004 for new product development was down 15 percent. Fiscal 2004 spending on process and support technology was down 33 percent from fiscal 2003 primarily because the business areas we exited had been incurring proportionally higher process and support technology related expenditures.

SELLING, GENERAL AND ADMINISTRATIVE

YEARS ENDED: (IN MILLIONS)	MAY 29, 2005	% CHANGE	MAY 30, 2004	% CHANGE	MAY 25, 2003
Selling, general and administrative	**$256.2**	(9%)	$283.4	6%	$ 266.7
As a % of net sales	**13%**		14%		16%

The reductions in selling, general and administrative expenses for fiscal 2005 compared to fiscal 2004 reflect our continuing efforts to manage our cost structure more efficiently. In addition, we implemented discretionary cost control programs during fiscal 2005 in response to the industry-wide sales declines we saw in the early part of the fiscal year that was driven by excess inventories in the supply chain. Although to a much lesser extent than R&D expenses, SG&A expenses for fiscal 2005 also reflect some reductions due to the sale of the imaging and PC Super I/O businesses that occurred during the fiscal year. The SG&A expenses in fiscal 2005 are down from fiscal 2004 not only in actual dollars, but also as a percent of sales.

The increases in selling, general and administrative expenses for fiscal 2004 over fiscal 2003 were consistent with increased business levels and were mainly due to higher costs in fiscal 2004 related to employee compensation and benefits, as well as incremental costs for outside services. Although sales levels increased substantially in fiscal 2004, we focused on controlling our cost structure in a way that allowed sales to rise faster than expenses. As a result, SG&A expenses as a percent of sales declined from 16 percent in fiscal 2003 to 14 percent in fiscal 2004.

COST REDUCTION PROGRAMS AND RESTRUCTURING OF OPERATIONS

Our fiscal 2005 results include net charges of $23.9 million for cost reduction and restructuring charges related to several actions taken during fiscal 2005. These actions include workforce reductions connected with the divestiture of the imaging business, the streamlining of manufacturing to address the lower utilization of manufacturing facilities experienced during the fiscal year and a reorganization of our business operations effective at the beginning of fiscal 2006. See Note 3 to the Consolidated Financial Statements for a more complete discussion of these actions and related charges, as well as a discussion of fiscal 2005 activity related to previously announced actions.

During fiscal 2004, we substantially completed all cost reduction actions related to our strategic profit-improvement actions initially launched in February 2003. These actions included the exit and sale of the information appliance business, and other actions aimed at improving profitability and return on invested capital. Net charges in fiscal 2004 for cost reduction programs and restructuring of operations were $19.6 million.

INTEREST INCOME AND INTEREST EXPENSE

YEARS ENDED: (IN MILLIONS)	MAY 29, 2005	MAY 30, 2004	MAY 25, 2003
Interest income	**$17.4**	$11.6	$16.3
Interest expense	**(1.5)**	(1.2)	(1.5)
Interest income, net	**$15.9**	$10.4	$14.8

The increase in interest income, net, for fiscal 2005 compared to fiscal 2004 was due to higher-average cash balances and higher interest rates. Interest expense in fiscal 2005 also includes the accretion of interest associated with software license obligations.

The decrease in interest income, net for fiscal 2004 compared to fiscal 2003 was due to lower average interest rates on lower average cash balances in fiscal 2004. Although we generated positive cash flow from operations, our cash balances in fiscal 2004 were lower mainly as a result of the repurchase of 32.4 million shares of our common stock for $542.5 million. Offsetting interest expense was lower during fiscal 2004 compared to fiscal 2003 as we reduced our outstanding debt.

OTHER NON-OPERATING EXPENSE, NET

YEARS ENDED: (IN MILLIONS)	MAY 29, 2005	MAY 30, 2004	MAY 25, 2003
Share in net losses of equity-method investments	**$(5.7)**	$(14.1)	$(15.9)
Net gain (loss) on marketable and other investments, net	**0.7**	7.0	(3.9)
Other	**(0.5)**	0.2	0.1
Total other expense, net	**$(5.5)**	$ (6.9)	$(19.7)

The components of other non-operating expense, net are primarily derived from activities related to our investments. Net gain on investments in fiscal 2005 relates to the sale of shares in a nonpublicly traded company. The share of net losses in equity-method investments was lower in fiscal 2005 than in fiscal 2004 and 2003 because we now hold fewer equity-method investments in nonpublic companies. Net gain on investments for fiscal 2004 was primarily from the sale of shares in two nonpublicly traded companies upon their acquisitions by third parties. Net loss on investments in fiscal 2003 was the result of impairment losses for other-than-temporary declines in fair value of nonmarketable investments that more than offset gains from the sale of marketable investments.

INCOME TAX EXPENSE

We recorded an income tax benefit of $5.4 million on income before taxes in fiscal 2005. This compares to income tax expense of $49.0 million in fiscal 2004 and income tax expense of $10.0 million in fiscal 2003. While the income before taxes was higher in fiscal 2005 than it was in fiscal 2004 and 2003, an income tax benefit arose primarily due to the recognition of additional tax benefits that had not been previously recognized.

The annual effective tax rate for fiscal 2005 was approximately a 1.3 percent benefit. This included fiscal 2005 tax expense of $160.8 million, which consisted of U.S. and non-U.S. income taxes, offset by a benefit from the change in the beginning of the year valuation allowance of $166.2 million. The increase in deferred tax assets during fiscal 2005 of $233.5 million is from a $164.4 million release of a valuation allowance to equity and benefits of $65.1 million to continuing operations and $4.0 million to other comprehensive income. The deferred tax benefit of $65.1 million to continuing operations arises from a $166.2 million change in the beginning of the year valuation allowance and utilization of $101.1 million of deferred tax assets during fiscal 2005 excluding tax effect on other comprehensive income items.

Fiscal 2004 tax expense consisted primarily of U.S. income tax, net of benefits related to prior period net operating losses and tax credits, and non-U.S. income taxes. The fiscal 2003 tax expense represented non-U.S. income taxes on international income.

Our ability to realize the net deferred tax assets ($319.1 million at May 29, 2005) is primarily dependent on our ability to generate future U.S. taxable income. We believe it is more likely than not that we will generate sufficient taxable income to utilize these tax assets. Because our ability to utilize these tax assets is dependent on future results, it is possible that we will be unable to ultimately realize some portion or all of the benefits of recognized tax assets. This could result in additions to the deferred tax asset valuation allowance and an increase to tax expense.

FOREIGN OPERATIONS

Our foreign operations include manufacturing facilities in the Asia Pacific region and Europe and sales offices throughout the Asia Pacific region, Europe and Japan. A portion of the transactions at these facilities is denominated in local currency, which exposes us to risk from exchange rate fluctuations. Our exposure from expenses at foreign manufacturing facilities during fiscal 2005 was concentrated in U.K. pound sterling, Singapore dollar, Malaysian ringgit and Chinese RMB. Where practical, we hedge net non-U.S. dollar denominated asset and liability positions using forward exchange and purchased option contracts. Our exposure from foreign currency denominated revenue is limited to the Japanese yen, pound sterling and the euro. We hedge up to 100 percent of the notional value of outstanding customer orders denominated in foreign currency, using forward exchange contracts and over-the-counter foreign currency options. A portion of anticipated foreign sales commitments is at times hedged using purchased option contracts that have an original maturity of one year or less.

At some of our international locations, we maintain defined benefit pension plans that are operated in accordance with local statutes and practices. As required by the pension accounting standards, we record an adjustment for minimum pension liability to adjust the liability related to one of these plans to equal the amount of the unfunded accumulated benefit obligation. For fiscal 2005, the adjustment was $13.5 million and a corresponding amount, net of a $4.0 million tax effect, is reflected in the consolidated financial statements as a component of accumulated other comprehensive loss. The unfunded benefit obligation decreased from $86.4 million in fiscal 2004 to $83.8 million in fiscal 2005 primarily because of contributions paid to the plans totaling $26.5 million. As we have done in the past, we plan to continue to fund the plan in the future to adequately meet the minimum funding requirements under local statutes.

FINANCIAL MARKET RISKS

We are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. We do not use derivative financial instruments for speculative or trading purposes.

Due to the short-term nature of the major portion of our cash portfolio, a series of severe cuts in interest rates does have a significant impact on the amount of interest income we earn from our cash portfolio. An increase in interest rates benefits us due to our large net cash position. An increase in interest rates would not necessarily immediately increase interest expense due to the fixed rates of our existing debt obligations.

A substantial majority of our revenue and capital spending is transacted in U.S. dollars. However, we do enter into transactions in other currencies, primarily the Japanese yen, pound sterling, euro and certain other Asian currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we have established programs to hedge our exposure to these changes in foreign currency exchange rates. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. An adverse change (defined as 15 percent in all currencies) in exchange rates would result in a decline in income before taxes of less than $5 million. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, these changes typically affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency selling prices.

All of the potential changes noted above are based on sensitivity analyses performed on our balances as of May 29, 2005.

LIQUIDITY AND CAPITAL RESOURCES

YEARS ENDED: (IN MILLIONS)	MAY 29, 2005	MAY 30, 2004	MAY 25, 2003
Net cash provided by operating activities	**$ 528.5**	$ 477.7	$ 221.6
Net cash used by investing activities	**(69.9)**	(252.2)	(123.4)
Net cash (used by) provided by financing activities	**(234.4)**	(384.8)	22.7
	$ 224.2	$ (159.3)	$ 120.9

The primary factors contributing to the changes in cash and cash equivalents in fiscal 2005, 2004 and 2003 are described below:

The improvement in net income has been the primary contributor to the increase in cash generated from operating activities in both fiscal 2005 and fiscal 2004. In fiscal 2005, cash from operating activities was generated primarily from net income, adjusted for noncash items (primarily depreciation and amortization), which substantially offset the negative impact that came from changes in working capital components, primarily from decreases in accounts payable and accrued expenses. The decrease in the allowance for receivables in fiscal 2005 comes from activity under distributor incentive programs and lower receivables associated with reduced sales levels. We also generated cash from operating activities in fiscal 2004. The positive impact from net income, when adjusted for noncash items (primarily depreciation and amortization), was greater than the negative impact from changes in working capital components. In fiscal 2003, we generated cash from operating activities because the impact from the net loss, adjusted for noncash items (primarily depreciation and amortization), was greater than the negative impact from changes in working capital components.

Major uses of cash for investing activities during fiscal 2005 included investment in property, plant and equipment of $96.6 million, primarily for the purchase of machinery and equipment, purchases of available for sale securities of $16.8 million, and payments for security deposits on leased equipment of $21.8 million. These were partially offset by proceeds of $71.5 million from the sale of assets associated with the imaging and PC Super I/O businesses. Major uses of cash for investing activities during fiscal 2004 included investment in property, plant and equipment of $215.3 million, primarily for the purchase of machinery and equipment, net purchases of available-for-sale securities of $27.7 million and payments for security deposits on leased equipment of $20.1 million. Major uses of cash for investing activities for fiscal 2003 included investment in property, plant and equipment of $154.9 million, primarily for machinery and equipment, the acquisition of DigitalQuake for $11.0 million, net of cash acquired (See Note 4 to the Consolidated Financial Statements) and investment in nonpublicly traded companies of $21.8 million. These uses of cash were partially offset by proceeds from the net sale and maturity of marketable securities of $49.2 million.

The primary use of cash from our financing activities in fiscal 2005 was for the repurchase of 18.8 million shares of our common stock for $323.5 million. Of these shares, 17.6 million shares were repurchased in the open market for $298.5 million and the remaining 1.2 million shares were repurchased through privately negotiated transactions with a major financial institution. We also used cash to make payments of $15.2 million on software license obligations and $14.1 million for cash dividends. These amounts were partially offset by proceeds of $118.4 million from the issuance of common stock under employee benefit plans. The primary use of cash from our financing activities in fiscal 2004 came from our repurchase of a total of 32.4 million shares of our common stock for $542.5 million, net advances of $29.4 million to acquire our common stock and payments of $22.7 million on software license obligations. A portion (15.7 million shares) of the stock repurchase was transacted directly with a major financial institution and the remainder in the open market. These uses of cash were partially offset by proceeds of $211.9 million from the issuance of common stock under employee benefit plans. The primary source of cash from financing activities during fiscal 2003 came from the issuance of common stock under employee benefit plans of $42.7 million, which was partially offset by payments of $14.6 million on software license obligations and $5.4 million for repayment of our outstanding debt balances.

In March 2005, we announced that our Board of Directors had approved a new $400 million stock repurchase program similar to the previous two programs approved in fiscal 2004. The stock repurchase program is consistent with our current business model which focuses on higher-value analog products and, therefore, is less capital intensive than it has been historically. As of May 29, 2005, we had $304.0 million remaining available for future common stock repurchases under this program. We also paid cash dividends of $14.1 million during fiscal 2005. In June 2005, our Board of Directors declared a cash dividend of $0.02 per outstanding share of common stock. The dividend totaling $7.0 million was paid on July 11, 2005 to shareholders of record at the close of business on June 20, 2005.

We foresee continuing cash outlays for plant and equipment in fiscal 2006, with our primary focus on analog capabilities at our existing sites. Capital expenditures for fiscal 2005 were considerably lower than what we typically expect as a result of our efforts to control costs and respond to reduced utilization. We currently expect fiscal 2006 capital expenditures to return to a more typical level and to be higher than the fiscal 2005 level. We will continue to manage the level of capital expenditures in light of sales levels, capacity utilization and industry business conditions. We expect existing cash and investment balances, together with existing lines of credit and cash generated by operations, to be sufficient to finance the planned capital investments in fiscal 2006, as well as the declared dividend and the stock repurchase program.

Our cash and investment balances are dependent in part on continued collection of customer receivables and the ability to sell inventories. Although we have not experienced major problems with our customer receivables, significant declines in overall economic conditions could lead to deterioration in the quality of customer receivables. In addition, major declines in financial markets would most likely cause reductions in our cash equivalents and marketable investments.

The following table provides a summary of the effect on liquidity and cash flows from our contractual obligations as of May 29, 2005:

(IN MILLIONS)	FISCAL YEAR: 2006	2007	2008	2009	2010	2011 AND THEREAFTER	TOTAL
Contractual obligations:							
Debt obligations	$ –	$ –	$22.8	$ –	$ –	$0.2	$ 23.0
Accrued software license obligations	10.2	8.2	–	–	–	–	18.4
Noncancelable operating leases	30.9	24.8	11.7	7.1	4.3	2.8	81.6
Other purchase obligations	4.3	3.5	2.3	0.2	–	–	10.3
Total	$45.4	$36.5	$36.8	$7.3	$4.3	$3.0	$ 133.3
Commercial Commitments:							
Standby letters of credit under bank multicurrency agreement	$ 9.1	–	–	–	–	–	$ 9.1

In addition, as of May 29, 2005, capital purchase commitments were $3.7 million.

We do not currently have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which might be established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not engage in trading activities involving non-exchange traded contracts. As a result, we do not believe we are materially exposed to financing, liquidity, market or credit risks that could arise if we had engaged in these relationships.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In March 2004, the Financial Accounting Standards Board reached a consensus on Emerging Issues Task Force Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 provides new guidance for evaluating impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are determined to be other-than-temporarily impaired. In September 2004, the Financial Accounting Standards Board approved the issuance of a FASB Staff Position which delays the requirement to record impairment losses under EITF 03-1. The delay applies to all securities within the scope of EITF 03-1 and is expected to end when new guidance is issued and comes into effect. Pending issuance of new guidance, we have not yet evaluated the requirements of EITF 03-1 nor determined its impact on our consolidated financial statements.

In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, "Inventory Costs, an amendment of ARB 43, Chapter 4," which amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing." This Statement is the result of a broader effort by the FASB working with the International Accounting Standards Board to reduce differences between U.S. and international accounting standards. SFAS No. 151 eliminates the "so abnormal" criterion in ARB No. 43 and companies will no longer be permitted to capitalize inventory costs on their balance sheets when the production defect rate varies significantly from the expected rate. It also makes clear that fixed overhead should be allocated based on "normal capacity." The provisions of this Statement are effective for inventory costs incurred beginning with our fiscal year 2007. We are currently analyzing this statement and have not yet determined its impact on our consolidated financial statements.

In December 2004, The Financial Accounting Standards Board issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 20, Accounting for Nonmonetary Transactions." The amendments made by this Statement are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. This Statement also eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement is effective for nonmonetary asset exchanges that occur beginning in our second fiscal period of fiscal 2006 and we will apply its provisions prospectively upon adoption. We currently expect that the adoption of this statement will not have a material effect on our consolidated financial statements.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), "Share-Based Payment." This Statement is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. SFAS No. 123(R) requires that compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. This statement is effective beginning with our 2007 fiscal year. We are currently evaluating the requirements of SFAS No. 123(R) and although we have not yet determined the precise impact to our financial statements and how similar it may be to the amounts currently presented in our pro forma information under the current SFAS No. 123, we believe the adoption of SFAS No. 123(R) will materially increase expenses and reduce profits in the reported results of our operations. In March 2005, the U.S. Securities and Exchange Commission released Staff Accounting Bulletin No. 107, "Share-Based Payment," which expresses the view of the SEC staff regarding the application of SFAS No. 123(R). SAB 107 provides interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations. It also provides the staff's views regarding the valuation of share-based payment arrangements for public companies. The interpretive guidance is intended to assist companies in applying the provisions of SFAS No. 123(R) and investors and users of the financial statements in analyzing the information provided. We are currently analyzing Staff Accounting Bulletin No. 107 to determine the impact of implementation of SFAS No. 123(R).

In December 2004, the Financial Accounting Standards Board issued FSP 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." FSP 109-2 provides companies with additional time beyond the financial reporting period of enactment to evaluate the effects of the Act on their plans for repatriation of foreign earnings for purposes of applying SFAS No. 109, "Accounting for Income Taxes." We are currently evaluating the repatriation provisions of the Act, which if implemented by us would affect our tax provision and deferred tax assets and liabilities. However, given the early stage of our evaluation, we are unable to determine the exact amount that may be repatriated or the related potential income tax effects of such repatriation. Based on the analysis to date, however, it is reasonably possible that as much as $500 million could be repatriated, which would then require a corresponding tax liability of up to $45 million. We expect to be in a position to finalize our analysis by March 2006.

In March 2005, the Financial Accounting Standards Board published FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations," which clarifies that the term, conditional asset retirement obligation, as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. The interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation is effective no later than the end of our fiscal 2006. We are currently analyzing the interpretation and have not yet determined its impact on our consolidated financial statements.

In May 2005, the Financial Accounting Standards Board issued SFAS No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3." This statement establishes new standards on accounting for changes in accounting principles. Pursuant to the new rules, all such changes must be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. This statement replaces APB No. 20 and SFAS No. 3, although it carries forward the guidance in those pronouncements with respect to accounting for changes in estimates, changes in the reporting entity and the correction of errors. SFAS No. 154 is effective for accounting changes and error corrections made in our fiscal year 2007. We currently do not expect the adoption of this statement to have any impact on our consolidated financial statements.

OUTLOOK

Our business during much of fiscal 2005 was affected by a slowdown in order rates, particularly from our distributors. This was primarily caused by a combination of shorter lead times and excess inventory levels in the supply chain, especially in the first half of the fiscal year.

Turns orders in fiscal 2005, which are orders received with delivery requested in the same quarter, were unusually low relative to past history. However, turns orders were higher in the fourth quarter of fiscal 2005 because distributor resales were higher in the fourth quarter and distributor inventories were at much lower levels than a few quarters ago. Total new orders also grew sequentially in the fourth quarter of fiscal 2005, due to the same reasons. Our orders for products in key analog standard linear market areas grew at rates higher than the company's overall average. Historically, order patterns during our first quarter are generally lower than in the preceding fourth quarter due to lower manufacturing activity at our customers that is typical over the summer season, particularly in the European region.

As we ended fiscal 2005, although we saw indications that the excess inventory conditions that persisted for much of the year were largely behind us, the overall economic conditions of the semiconductor industry continued to be difficult to predict. Entering our first quarter of fiscal 2006, we assumed that distributor resales will be flat to slightly down, which is the typical summer pattern based on past years. We also assumed a drop-off in sales due to the sale of our PC Super I/O business, which was completed in May 2005, and the sale of our cordless business, which was announced in May 2005 and completed in June 2005. Our opening 13-week backlog entering the first quarter of fiscal 2006 was slightly higher than it was at the beginning of the previous quarter. Considering all factors, including those discussed above, we provided guidance for net sales in the first quarter of fiscal 2006 to be flat to down 2 percent compared to the level achieved in our fiscal 2005 fourth quarter, with gross margin percentage to be comparable to the percentage achieved in the fourth quarter of fiscal 2005.

In July 2005, we announced that we plan to close our assembly and test facility in Singapore and consolidate its production volume into our other assembly and test facilities in Malaysia and China. The majority of closure activities is expected to take place over the next nine to twelve months. Although we expect some future reduction in our manufacturing costs once the closure is completed, manufacturing costs during the interim may be unfavorably affected.

During fiscal 2005, the American Jobs Creation Act of 2004 was signed into law, creating a one-time incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends-received deduction for certain dividends from controlled foreign corporations. As we are currently evaluating the provision of the Act, we have not yet determined its impact to our income tax expense for fiscal 2006. If we were to repatriate foreign earnings, we would incur incremental income tax expense for those repatriated amounts. Our overall income tax expense may also be affected by the closing of acquisitions or divestitures, the jurisdiction in which profits are determined to be earned and taxed, changes in estimates of credits and deductions, the resolution of issues arising from tax audits with various tax authorities, the finalization of various tax returns and changes in our ability to realize deferred tax assets.

RISK FACTORS

Conditions inherent in the semiconductor industry cause periodic fluctuations in our operating results. Rapid technological change and frequent introduction of new technology leading to more complex and integrated products characterize the semiconductor industry. The result is a cyclical environment with short product life cycles, price erosion and high sensitivity to the overall business cycle. Although less capital investment is needed for analog products than for many other semiconductor products, substantial capital and R&D investment are required to support products and manufacturing processes in the semiconductor industry. We have experienced in the past and may experience in the future periodic fluctuations in our operating results. Market shifts in product mix toward, or away from, higher margin products can also have a significant impact on our operating results. As a result of these and other factors, our financial results can fluctuate significantly from period to period.

Our business will be harmed if we are unable to compete successfully in our markets. Competition in the semiconductor industry is intense. Our major competitors include Analog Devices, Linear Technology, Maxim, ST Microelectronics and Texas Instruments. These companies sell competing products into some of the same markets that we target. In some cases, we may also compete with our customers. Competition is based on design and quality of products, product performance, price and service, with the relative importance of these factors varying among products, markets and customers. We cannot assure you that we will be able to compete successfully in the future against existing or new competitors or that our operating results will not be adversely affected by increased competition.

The wireless handset market continues to drive a significant portion of our overall sales. New products are being developed to address new features and functionality in handsets, such as color displays, advanced audio, lighting features and battery management that can adequately handle the demands of these advanced features. Due to high levels of competition, as well as complex technological requirements, there is no assurance that we will continue to be successful in this targeted market. Although the worldwide handset market is large, near-term growth trends are often uncertain and difficult to predict with accuracy. Since the wireless handset market is a consumer market, downturns in the economy that affect consumer demand will impact our business and results.

If our development of new products is delayed or market acceptance is below our expectations, our future operating results may be unfavorably affected. We believe that continued focused investment in research and development, especially the timely development and market acceptance of new analog products, is a key factor to our successful growth and our ability to achieve strong financial performance. Successful development and introduction of new products are critical to our ability to maintain a competitive position in the marketplace. We will continue to invest resources to develop more highly integrated solutions and building block products, both primarily based on our analog capabilities. These products will continue to be targeted towards applications such as wireless handsets, displays, other portable devices and applications in other broad markets that require analog technology. We cannot assure you that we will develop and introduce successful new products and our failure to bring these products to market may harm our operating results.

We face risks from our international operations. We conduct a substantial portion of our operations outside the United States. Our new assembly and test facility in China that commenced operations in fiscal 2005 has expanded our international operations to include China, where we had not previously conducted manufacturing operations. International operations subject our business to risks associated with many factors beyond our control. These factors include:

- fluctuations in foreign currency rates;
- instability of foreign economies;
- emerging infrastructures in foreign markets;
- support required abroad for demanding manufacturing requirements;
- foreign government instability and changes; and
- U.S. and foreign laws and policies affecting trade and investment.

Although we did not experience any materially adverse effects from our foreign operations as a result of these factors in the last year, one or more of these factors has had an adverse effect on us in the past and could adversely affect us in the future. In addition, although we have a program to hedge our exposure to currency exchange rate fluctuations, our competitive position relative to non-U.S. suppliers can be affected by the exchange rate of the U.S. dollar against other currencies, particularly the Japanese yen, euro and pound sterling.

Investments, Acquisitions and Divestitures. We have made and will continue to consider making strategic business investments, alliances and acquisitions we consider necessary to gain access to key technologies that we believe augment our existing technical capability and support our business model objectives (which include gross margin, operating margin, and return on invested capital objectives). Acquisitions and investments involve risks and uncertainties that may unfavorably impact our future financial performance. We may not be able to integrate and develop the technologies we acquire as expected. If the technology is not developed in a timely manner, we may be unsuccessful in penetrating target markets. In addition, with any acquisition there are risks that future operating results may be unfavorably affected by acquisition related costs, including in-process R&D charges and incremental R&D spending. We have made and will continue to consider making strategic business divestitures. With any divestiture, there are risks that future operating results could be unfavorably impacted if targeted objectives, such as cost savings, are not achieved or if other business disruptions occur as a result of the divestiture or activities related to the divestiture.

Taxes. From time to time, we have received notices of tax assessments from certain governments of countries in which we operate. These governments or other government entities may serve future notices of assessments on us and the amounts of these assessments or our failure to favorably resolve such assessments may have a material adverse effect on our financial condition or results of operations.

Current World Events. Terrorist activities worldwide and hostilities in and between nation states cause uncertainty on the overall state of the world economy. We have no assurance that the consequences from these events will not disrupt our operations in the U.S. or other regions of the world in the future. The emergence of varying illnesses that have the potential for becoming pandemic could also adversely affect our business. Although oil is not a major factor in our cost structure, continued wide fluctuations and large increases in oil prices may affect our future costs and revenues.

Consolidated Balance Sheets

(IN MILLIONS, EXCEPT SHARE AMOUNTS)	MAY 29, 2005	MAY 30, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 867.1**	$ 642.9
Short-term marketable investments	**155.1**	139.3
Receivables, less allowances of $26.7 in 2005 and $46.7 in 2004	**123.9**	198.9
Inventories	**170.2**	200.1
Deferred tax assets	**126.9**	12.3
Other current assets	**70.3**	52.3
Total current assets	**1,513.5**	1,245.8
Property, plant and equipment, net	**605.1**	699.6
Goodwill	**87.2**	173.3
Deferred tax assets, net	**192.2**	73.3
Other assets	**106.2**	88.4
Total assets	**$2,504.2**	$2,280.4
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	**$ –**	$ 22.1
Accounts payable	**64.7**	141.0
Accrued expenses	**143.6**	234.8
Income taxes payable	**76.7**	63.4
Total current liabilities	**285.0**	461.3
Long-term debt	**23.0**	–
Other noncurrent liabilities	**142.1**	138.6
Total liabilities	**$ 450.1**	$ 599.9
Commitments and contingencies		
Shareholders' equity:		
Preferred stock of $0.50 par value. Authorized 1,000,000 shares.	**$ –**	$ –
Common stock of $0.50 par value. Authorized 850,000,000 shares. Issued and outstanding 347,952,971 in 2005 and 357,611,988 in 2004	**174.0**	178.8
Additional paid-in capital	**1,024.5**	1,038.9
Retained earnings	**961.2**	560.0
Unearned compensation	**(7.4)**	(8.8)
Accumulated other comprehensive loss	**(98.2)**	(88.4)
Total shareholders' equity	**2,054.1**	1,680.5
Total liabilities and shareholders' equity	**$2,504.2**	$2,280.4

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Operations

YEARS ENDED (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	MAY 29, 2005	MAY 30, 2004	MAY 25, 2003
Net sales	**$1,913.1**	$1,983.1	$1,672.5
Operating costs and expenses:			
Cost of sales	**892.3**	970.8	946.8
Research and development	**333.0**	357.1	439.2
Selling, general and administrative	**256.2**	283.4	266.7
Goodwill impairment loss	**86.1**	–	–
Gain from sale of businesses	**(59.9)**	–	–
Cost reduction and restructuring charges	**23.9**	19.6	43.6
Other operating (income) expense, net	**(18.0)**	22.0	(5.4)
Total operating costs and expenses	**1,513.6**	1,652.9	1,690.9
Operating income (loss)	**399.5**	330.2	(18.4)
Interest income, net	**15.9**	10.4	14.8
Other non-operating expense, net	**(5.5)**	(6.9)	(19.7)
Income (loss) before income taxes and cumulative effect of a change in accounting principle	**409.9**	333.7	(23.3)
Income tax expense (benefit)	**(5.4)**	49.0	10.0
Income (loss) before cumulative effect of a change in accounting principle	**415.3**	284.7	(33.3)
Cumulative effect of a change in accounting principle including tax effect of $0.2	**–**	(1.9)	–
Net income (loss)	**$ 415.3**	$ 282.8	$ (33.3)
Earnings (loss) per share:			
Income (loss) before cumulative effect of a change in accounting principle:			
Basic	**$ 1.17**	$ 0.79	$ (0.09)
Diluted	**$ 1.11**	$ 0.73	$ (0.09)
Cumulative effect of a change in accounting principle including tax effect of $0.2:			
Basic	**$ –**	$ (0.01)	$ –
Diluted	**$ –**	$ (0.01)	$ –
Net income (loss):			
Basic	**$ 1.17**	$ 0.78	$ (0.09)
Diluted	**$ 1.11**	$ 0.73	$ (0.09)
Weighted-average common and potential common shares outstanding:			
Basic	**353.9**	361.0	363.6
Diluted	**373.9**	388.5	363.6

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income (Loss)

YEARS ENDED (IN MILLIONS)	MAY 29, 2005	MAY 30, 2004	MAY 25, 2003
Net income (loss)	**$415.3**	$282.8	$ (33.3)
Other comprehensive income (loss), net of tax:			
Unrealized loss on available-for-sale securities	**(0.3)**	(3.4)	(24.8)
Reclassification adjustment for net realized (gain) on available-for-sale securities included in net income (loss)	**–**	–	(10.1)
Minimum pension liability	**(9.5)**	29.1	(57.5)
Derivative instruments:			
Unrealized gain on cash flow hedges	**–**	0.2	0.2
Other comprehensive income (loss)	**(9.8)**	25.9	(92.2)
Comprehensive income (loss)	**$405.5**	$308.7	$(125.5)

See accompanying Notes to Consolidated Financial Statements

(IN MILLIONS, EXCEPT PER SHARE AMOUNT)	COMMON STOCK SHARES	COMMON STOCK PAR VALUE	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	UNEARNED COMPENSATION	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL
Balances at May 26, 2002	360.7	$180.4	$1,325.1	$310.5	$(12.8)	$ (22.1)	$1,781.1
Net loss	–	–	–	(33.3)	–	–	(33.3)
Issuance of common stock under option, purchase and profit sharing plans	6.5	3.2	40.6	–	–	–	43.8
Unearned compensation relating to issuance of restricted stock	–	–	0.5	–	(0.5)	–	–
Cancellation of restricted stock	(0.1)	–	(1.4)	–	0.3	–	(1.1)
Amortization of unearned compensation	–	–	–	–	3.0	–	3.0
Effect of investee equity transactions	–	–	4.7	–	–	–	4.7
Other comprehensive loss	–	–	–	–	–	(92.2)	(92.2)
Balances at May 25, 2003	367.1	183.6	1,369.5	277.2	(10.0)	(114.3)	1,706.0
Net income	–	–	–	282.8	–	–	282.8
Issuance of common stock under option, purchase and profit sharing plans	22.9	11.4	202.4	–	–	–	213.8
Unearned compensation relating to issuance of restricted stock	0.2	0.1	3.0	–	(3.1)	–	–
Cancellation of restricted stock	(0.2)	(0.1)	(2.5)	–	1.2	–	(1.4)
Amortization of unearned compensation	–	–	–	–	3.1	–	3.1
Tax benefit associated with stock options	–	–	22.2	–	–	–	22.2
Purchase and retirement of treasury stock	(32.4)	(16.2)	(526.3)	–	–	–	(542.5)
Net advances to acquire treasury stock	–	–	(29.4)	–	–	–	(29.4)
Other comprehensive income	–	–	–	–	–	25.9	25.9
Balances at May 30, 2004	357.6	178.8	1,038.9	560.0	(8.8)	(88.4)	1,680.5
Net income	–	–	–	415.3	–	–	415.3
Cash dividends declared and paid ($0.04 per share)	–	–	–	(14.1)	–	–	(14.1)
Issuance of common stock under option and purchase plans	10.7	5.2	114.2	–	–	–	119.4
Unearned compensation relating to issuance of restricted stock	0.1	0.1	2.5	–	(2.6)	–	–
Cancellation of restricted stock	(0.1)	–	(2.2)	–	0.8	–	(1.4)
Amortization of unearned compensation	–	–	–	–	3.2	–	3.2
Tax benefit associated with stock options	–	–	184.5	–	–	–	184.5
Settlement of an advance to acquire treasury stock	(1.5)	–	30.0	–	–	–	30.0
Purchase and retirement of treasury stock	(18.8)	(10.1)	(343.4)	–	–	–	(353.5)
Other comprehensive loss	–	–	–	–	–	(9.8)	(9.8)
Balances at May 29, 2005	348.0	$174.0	$1,024.5	$961.2	$ (7.4)	$ (98.2)	$2,054.1

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

YEARS ENDED (IN MILLIONS)	MAY 29, 2005	MAY 30, 2004	MAY 25, 2003
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 415.3	$ 282.8	$ (33.3)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Cumulative effect of a change in accounting principle	–	1.9	–
Depreciation, amortization and accretion	194.4	209.9	228.5
Net (gain) loss on investments	(0.7)	(7.0)	3.9
Share in net losses of equity-method investments	5.7	14.1	15.9
Goodwill impairment loss	86.1	–	–
Impairment of technology licenses	–	–	13.8
Loss on disposal of equipment	1.1	6.2	2.9
Tax benefit associated with stock options	20.1	22.2	–
Deferred tax provision	(65.1)	–	3.6
Gain from sale of businesses	(59.9)	–	–
Noncash other operating (income) expenses, net	(11.1)	1.2	12.8
Other, net	2.4	3.6	0.8
Changes in certain assets and liabilities, net:			
Receivables	76.7	(50.4)	(7.2)
Inventories	29.8	(62.5)	2.8
Other current assets	(18.7)	(31.6)	3.4
Accounts payable and accrued expenses	(144.4)	78.7	(33.4)
Income taxes payable	13.3	13.6	1.7
Other noncurrent liabilities	(16.5)	(5.0)	5.4
Net cash provided by operating activities	528.5	477.7	221.6
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(96.6)	(215.3)	(154.9)
Sale of equipment	–	–	2.3
Sale of businesses	71.5	–	–
Sale and maturity of available-for-sale securities	–	359.0	892.6
Purchase of available-for-sale securities	(16.8)	(386.7)	(843.4)
Sale of investments	0.7	12.1	18.0
Investment in nonpublicly traded companies	(0.3)	(1.8)	(21.8)
Business acquisitions, net of cash acquired	–	–	(11.0)
Funding of benefit plan	(6.9)	(4.6)	(3.6)
Security deposits on leased equipment	(21.8)	(20.1)	–
Other, net	0.3	5.2	(1.6)
Net cash used by investing activities	(69.9)	(252.2)	(123.4)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of debt	–	(2.1)	(5.4)
Payment on software license obligations	(15.2)	(22.7)	(14.6)
Issuance of common stock	118.4	211.9	42.7
Net advances to acquire treasury stock	–	(29.4)	–
Purchase and retirement of treasury stock	(323.5)	(542.5)	–
Cash dividends declared and paid	(14.1)	–	–
Net cash (used by) provided by financing activities	(234.4)	(384.8)	22.7
Net change in cash and cash equivalents	224.2	(159.3)	120.9
Cash and cash equivalents at beginning of year	642.9	802.2	681.3
Cash and cash equivalents at end of year	$ 867.1	$ 642.9	$ 802.2

See accompanying Notes to Consolidated Financial Statements

NOTE 1

Summary of Significant Accounting Policies

OPERATIONS

We design, develop, manufacture and market a wide range of semiconductor products, most of which are analog and mixed-signal integrated circuits. Our focus is on creating analog-intensive solutions that provide more energy efficiency, portability, better audio and sharper images in electronics systems.

BASIS OF PRESENTATION

The consolidated financial statements include National Semiconductor Corporation and our majority-owned subsidiaries. All significant intercompany transactions are eliminated in consolidation.

Our fiscal year ends on the last Sunday of May and for the fiscal year ended May 29, 2005, we had a 52-week year. For the fiscal year ended May 30, 2004, we had a 53-week year. Operating results for the additional week were considered immaterial to our consolidated results of operations for fiscal 2004. Our fiscal year ended May 25, 2003 was a 52-week year.

On May 13, 2004, we completed a two-for-one stock split of our common stock that was paid in the form of a stock dividend (See Note 10 to the Consolidated Financial Statements). All information about capital stock accounts, share and per share amounts included in the accompanying consolidated financial statements and related notes for fiscal 2004 and 2003 have been retroactively adjusted to reflect this stock split.

REVENUE RECOGNITION

We recognize revenue from the sale of semiconductor products upon shipment, provided we have persuasive evidence of an arrangement typically in the form of a purchase order, title and risk of loss have passed to the customer, the amount is fixed or determinable and collection of the revenue is reasonably assured. We record a provision for estimated future returns at the time of shipment. Approximately 47 percent of our semiconductor product sales were made through distributors in fiscal 2005. We have agreements with our distributors that cover various programs, including pricing adjustments based on resale pricing and volume, price protection for inventory, discounts for prompt payment and scrap allowances.

In line with industry practices, we generally credit distributors for the effect of price reductions on their inventory of our products and, under specific conditions, we repurchase products that we have discontinued. In general, distributors do not have the right to return product, except under customary warranty provisions. The programs we offer to our distributors could include one or more of the following:

- Allowances involving pricing and volume. We refer to this as the "contract sales debit" program;
- Discount for early payment. We refer to this as the "prompt payment" program; and
- Allowance for inventory scrap. We refer to this as the "scrap allowance" program.

Under the contract sales debit program, products are sold to distributors at standard published prices that are contained in price books that are broadly provided to our various distributors. Distributors are required to pay for this product within our standard commercial terms. After the initial purchase of the product, the distributor has the opportunity to request a price allowance for a particular part number depending on the current market conditions for that specific part as well as volume considerations. This request is made prior to the distributor reselling the part. Once we have approved an allowance to the distributor, the distributor proceeds with the resale of the product and credits are issued to the distributor in accordance with the specific allowance that we approved. Periodically, we issue new distributor price books. For those parts for which the standard prices have been reduced, we provide an immediate credit to distributors for inventory quantities they have on hand.

Under the prompt payment program, certain distributors are granted a fixed percentage discount off the invoice price for payment earlier than our standard commercial terms.

Under the scrap allowance program, certain distributors are given a contractually defined allowance to cover the cost of any scrap they might incur. The amount of the allowance is specifically agreed upon with each distributor.

The revenue we record for these distribution sales is net of estimated allowances for these programs. Our estimates are based upon historical experience rates by geography and product family, inventory levels in the distribution channel, current economic trends and other related factors. We continuously monitor the claimed allowances against the rates assumed in our estimate of the allowances. Actual distributor claims activity has been materially consistent with the provisions we have made based on our estimates.

Service revenues are recognized as the services are provided or as milestones are achieved, depending on the terms of the arrangement. These revenues are included in net sales and are not a material component of our total net sales.

Certain intellectual property income is classified as revenue if it meets specified criteria established by company policy that defines whether it is considered a source of income from our primary operations. These revenues are included in net sales and are not a material component of our total net sales. All other intellectual property income that does not meet such criteria is not considered a source of income from primary operations and is therefore classified as a component of other operating income, net, in the consolidated statement of operations. Intellectual property income is recognized when the license is delivered, the fee is fixed or determinable, collection of the fee is reasonably assured and no further obligations to the other party exist.

INVENTORIES

Inventories are stated at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market. We reduce the carrying value of inventory for estimated obsolescence or unmarketable inventory by an amount that is the difference between its cost and the estimated market value based upon assumptions about future demand and market conditions.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. We use the straight-line method to depreciate machinery and equipment over their estimated useful life (3-5 years). Buildings and improvements are depreciated using both straight-line and declining-balance methods over the assets' remaining estimated useful life (3-50 years), or, in the case of leasehold improvements, over the lesser of the estimated useful life or lease term.

We capitalize eligible costs to acquire software used internally. We use the straight-line method to amortize software used internally over its estimated useful life (3-5 years). Internal-use software is included in the property, plant and equipment balance.

GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price over the fair value of identifiable net tangible and intangible assets acquired in a business combination. Goodwill is assigned to reporting units and as of May 29, 2005, we have six reporting units that contain goodwill. Acquisition-related intangible assets other than goodwill include developed technology and patents, which are amortized on a straight-line basis over their estimated useful life (2-6 years). Intangible assets other than goodwill are included within other assets on the consolidated balance sheet.

IMPAIRMENT OF LONG-LIVED ASSETS

We evaluate goodwill for impairment on an annual basis and whenever events or changes in circumstance indicate that it is more likely than not that an impairment loss has been incurred. We evaluate goodwill impairment annually in our fourth fiscal quarter, which has been selected as the period for our recurring evaluation for all reporting units. In fiscal 2005 we tested each reporting unit that contains goodwill as part of our annual goodwill impairment evaluation. As a result of our annual evaluation, we recorded an $86.1 million impairment loss on goodwill of the wireless reporting unit, which is an operating segment within our Analog reporting segment. The fair value of the wireless reporting unit was determined using a discounted cash flow approach that incorporated our estimates of future revenues and costs for the business unit. Included in our analysis was consideration of the disposition of our cordless business, which was part of the wireless reporting unit.

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. Our long-lived assets subject to this evaluation include property, plant and equipment and amortizable intangible assets. If our estimate of future undiscounted net cash flows is insufficient to recover the carrying value of the assets over the remaining estimated useful lives, we will record an impairment loss in the amount by which the carrying value of the assets exceeds the fair value. If assets are determined to be recoverable, but the useful lives are shorter than we originally estimated, we depreciate or amortize the net book value of the asset over the newly determined remaining useful lives.

In fiscal 2003, we recorded an impairment loss of $13.8 million for the write-down of technology licenses, which included a $5.0 million charge associated with the TSMC technology licensing agreement that was restructured in February 2003 (see Note 3 to the Consolidated Financial Statements). We also reached alternative arrangements with two other R&D partners that led to the impairment of additional technology licenses for the remaining $8.8 million.

INCOME TAXES

We determine deferred tax liabilities and assets at the end of each period based on the future tax consequences that can be attributed to net operating loss and credit carryovers and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using the enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

EARNINGS PER SHARE

We compute basic earnings per share using the weighted-average number of common shares outstanding. Diluted earnings per share are computed using the weighted-average common shares outstanding after giving effect to potential common shares from stock options based on the treasury stock method.

For all years presented, the reported net income (loss) was used in our computation of basic and diluted earnings (loss) per share. A reconciliation of the shares used in the computation follows:

(IN MILLIONS)	2005	2004	2003
Weighted-average common shares outstanding used for basic earnings (loss) per share	353.9	361.0	363.6
Effect of dilutive securities:			
Stock options	20.0	27.5	–
Weighted-average common and potential common shares outstanding used for diluted earnings (loss) per share	373.9	388.5	363.6

For the fiscal year ended May 29, 2005, we did not include options outstanding to purchase 21.5 million shares of common stock with a weighted-average exercise price of $25.05 in diluted earnings per share since their effect was antidilutive because the exercise price of these options exceeded the average market price during the year. However, these shares could potentially dilute basic earnings per share in the future. For the fiscal year ended May 30, 2004, we did not include options outstanding to purchase 14.7 million shares of common stock with a weighted-average exercise price of $28.33 in diluted earnings per share since their effect was antidilutive because the exercise price of these options exceeded the average market price during the year. For the fiscal year ended May 25, 2003, we did not include options outstanding to purchase 88.9 million shares of common stock with a weighted-average exercise price of $14.00 in diluted loss per share since their effect was antidilutive due to the reported loss.

CURRENCIES

The functional currency for all operations worldwide is the U.S. dollar. We include gains and losses arising from remeasurement of foreign currency financial statement balances into U.S. dollars in selling, general and administrative expenses. We also include gains and losses resulting from foreign currency transactions in selling, general and administrative expenses. Included in net income for fiscal 2005, 2004 and 2003, were net foreign currency losses of $1.0 million, $1.2 million and $3.5 million, respectively.

FINANCIAL INSTRUMENTS

Cash and Cash Equivalents. Cash equivalents are highly liquid instruments with a maturity of three months or less at the time of purchase. We maintain cash equivalents in various currencies and in a variety of financial instruments.

Deferred Compensation Plan Assets. Employee contributions under the deferred compensation plan (See Note 12 to the Consolidated Financial Statements) are maintained in a rabbi trust and are not readily available to us. Participants can direct the investment of their deferred compensation plan accounts in the same investments funds offered by the 401(k) plan. Although participants direct the investment of these funds, they are classified as trading securities and are included in other assets because they remain assets of the company until they are actually paid out to the participants.

Marketable Investments. Debt and marketable equity securities are classified into held-to-maturity or available-for-sale categories. Debt securities are classified as held-to-maturity when we have the positive intent and ability to hold the securities to maturity. We record held-to-maturity securities, which are stated at amortized cost, as either short-term or long-term on the balance sheet based upon contractual maturity date. Debt and marketable equity securities not classified as held-to-maturity are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, reported in shareholders' equity as a component of accumulated other comprehensive loss. Gains or losses on securities sold are based on the specific identification method. These marketable securities are included as cash and cash equivalents, short-term and long-term marketable securities based on their holding period.

Nonmarketable Investments. We have investments in nonpublicly traded companies as a result of various strategic business ventures. These nonmarketable investments are included on the balance sheet in other assets. We record at cost nonmarketable investments where we do not have the ability to exercise significant influence or control and periodically review them for impairment. We use the equity method of accounting for nonmarketable investments in which we do have the ability to exercise significant influence, but do not hold a controlling interest. Under the equity method, we record our proportionate share of income or loss of the investees in non-operating income. As of May 29, 2005, we had nonmarketable investments of $6.9 million included in other assets, of which $1.6 million represents strategic business investments in four small nonpublicly traded companies accounted for under the equity method. The remainder of the investments is accounted for under the cost method.

Summarized **unaudited** financial information of our equity-method investments as of and for periods ended closely corresponding to our fiscal years is presented in the following table:

(IN MILLIONS)	2005	2004
COMBINED FINANCIAL POSITION (UNAUDITED)		
Current assets	$30.2	$38.8
Noncurrent assets	3.2	4.9
Total assets	$33.4	$43.7
Current liabilities	9.3	8.5
Noncurrent liabilities	3.8	5.0
Shareholders' equity	20.3	30.2
Total liabilities and shareholders' equity	$33.4	$43.7

(IN MILLIONS)	2005	2004	2003
COMBINED OPERATING RESULTS (UNAUDITED)			
Sales	$ 14.1	$ 20.8	$ 4.8
Costs and expenses	43.1	49.3	41.3
Operating loss	$(29.0)	$(28.5)	$(36.5)
Net loss	$(26.8)	$(35.2)	$(45.6)

Derivative Financial Instruments. As part of our risk management strategy we use derivative financial instruments, including forwards, swaps and purchased options, to hedge certain foreign currency and interest rate exposures. Our intent is to offset gains and losses that occur from our underlying exposure with gains and losses on the derivative contracts used to hedge them. As a matter of company policy, we do not enter into speculative positions with derivative instruments. The criteria we use for designating an instrument as a hedge include the instrument's effectiveness in risk reduction and direct matching of the financial instrument to the underlying transaction.

We record all derivatives on the balance sheet at fair value. Gains or losses resulting from changes in the values of these derivatives are accounted for based on the use of the derivative and whether it qualifies for hedge accounting. See Note 2 to the Consolidated Financial Statements for a full description of our hedging activities and related accounting policies.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts for cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximate their fair values due to the short period of time until their maturity. Fair values of long-term investments (including the deferred compensation plan assets), long-term debt, interest rate derivatives, currency forward contracts and currency options are based on quoted market prices or pricing models using prevailing financial market information as of May 29, 2005 and May 30, 2004. The estimated fair value of debt was $23.0 million at May 29, 2005 and $22.0 million at May 30, 2004. See Note 2 to the Consolidated Financial Statements for fair values of marketable securities and derivative financial instruments.

EMPLOYEE STOCK PLANS

We account for our employee stock option and stock purchase plans in accordance with the intrinsic method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." See Note 11 to the Consolidated Financial Statements for more complete information on our stock-based compensation plans.

Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." This information illustrates the effect on net income (loss) and earnings (loss) per share as if we had accounted for stock-based awards to employees under the fair value method specified by SFAS No. 123. The weighted-average fair value of stock options granted during fiscal 2005, 2004 and 2003 was $11.73, $8.45 and $4.76 per share, respectively. The weighted-average fair value of rights granted under the stock purchase plans was $5.23, $3.90 and $2.59 per share for fiscal 2005, 2004 and 2003, respectively. The fair value of the stock-based awards to employees was estimated using a Black-Scholes option pricing model that uses the following weighted-average assumptions for fiscal 2005, 2004 and 2003:

	2005	2004	2003
STOCK OPTION PLANS			
Expected life (in years)	5.2	4.9	5.0
Expected volatility	71%	75%	77%
Risk-free interest rate	3.4%	3.3%	2.7%
Dividend Yield*	–	–	–
STOCK PURCHASE PLANS			
Expected life (in years)	0.5	0.4	0.3
Expected volatility	45%	46%	54%
Risk-free interest rate	1.6%	1.3%	1.1%
Dividend Yield	0.2%	–	–

*The weighted-average expected dividend yield calculation for stock option plans in fiscal 2005 was less than 0.01 percent since the majority of the stock options included in the calculation were granted prior to any expectation of dividend payments.

For pro forma purposes, the estimated fair value of stock-based awards to employees is amortized over the options' vesting period for options and the three-month purchase period for stock purchases under the stock purchase plans.

The pro forma information follows:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2005	2004	2003
Net income (loss) – as reported	$415.3	$ 282.8	$ (33.3)
Add back: Stock compensation charge included in net income (loss) determined under the intrinsic value method, net of tax	3.2	2.2	1.9
Deduct: Total stock-based employee compensation expense determined under the fair value method, net of tax	16.1	(187.0)	(180.9)
Net income (loss) – pro forma	$434.6	$ 98.0	$(212.3)
Basic earnings (loss) per share – as reported	$ 1.17	$ 0.78	$ (0.09)
Basic earnings (loss) per share – pro forma	$ 1.23	$ 0.27	$ (0.58)
Diluted earnings (loss) per share – as reported	$ 1.11	$ 0.73	$ (0.09)
Diluted earnings (loss) per share – pro forma	$ 1.16	$ 0.25	$ (0.58)

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

- We adopted the provisions of Emerging Issues Task Force Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock," at the beginning of our fiscal 2005 third quarter. In EITF Issue No. 02-14, the Task Force reached a consensus that when an investor has the ability to exercise significant influence over the operating and financial policies of an investee, the investor should apply the equity method of accounting only when it has an investment in common stock and/or an investment that is in-substance common stock. The Task Force also reached a consensus on the definition of in-substance common stock and provided related guidance. We evaluated our investments subject to this EITF and determined that substantially all investments that were previously accounted for under the equity method of accounting should continue to be accounted for under the equity method of accounting. The adoption of EITF 02-14 had no material impact on our consolidated financial statements.
- We adopted the provisions of Emerging Issues Task Force Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations," beginning with our business dispositions that occurred after December 15, 2004. The EITF provides guidance on how to apply the criteria of Paragraph 42 of FASB Statement No. 144. The paragraph states the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. The adoption of EITF 03-13 had no material impact on our consolidated financial statements.

RECLASSIFICATIONS

Certain amounts in prior years' consolidated financial statements and notes to consolidated financial statements have been reclassified to conform to the fiscal 2005 presentation. Net operating results have not been affected by these reclassifications.

NOTE 2

Financial Instruments

CASH EQUIVALENTS

Our policy is to diversify our investment portfolio to minimize the exposure of our principal to credit, geographic and investment sector risk. At May 29, 2005, investments were placed with a variety of different financial institutions and other issuers. Investments with maturity of less than one year have a rating of A1/P1 or better. Investments with maturity of more than one year have a minimum rating of AA/Aa2.

Our cash equivalents consisted of the following as of May 29, 2005 and May 30, 2004:

(IN MILLIONS)	2005	2004
CASH EQUIVALENTS		
Available-for-sale securities:		
Institutional money market funds	$377.5	$501.9
Commercial paper	–	2.0
	377.5	503.9
Held-to-maturity securities:		
Bank time deposits	372.3	30.5
Total cash equivalents	$749.8	$534.4

Marketable investments at fiscal year-end comprised:

(IN MILLIONS)	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
2005				
SHORT-TERM MARKETABLE INVESTMENTS				
Available-for-sale securities:				
Callable agencies	$157.6	$ –	$(2.5)	$155.1
Total short-term marketable investments	$157.6	$ –	$(2.5)	$155.1
LONG-TERM MARKETABLE INVESTMENTS				
Available-for-sale securities:				
Equity securities	$ 0.8	$2.1	$ –	$ 2.9
Total long-term marketable investments	$ 0.8	$2.1	$ –	$ 2.9
2004				
SHORT-TERM MARKETABLE INVESTMENTS				
Available-for-sale securities:				
Callable agencies	$140.7	$ –	$(1.4)	$139.3
Total short-term marketable investments	$140.7	$ –	$(1.4)	$139.3
LONG-TERM MARKETABLE INVESTMENTS				
Available-for-sale securities:				
Equity securities	$ 0.8	$1.3	$ –	$ 2.1
Total long-term marketable investments	$ 0.8	$1.3	$ –	$ 2.1

Net unrealized losses on available-for-sale securities of $0.4 million at May 29, 2005 and $0.1 million at May 30, 2004 are included in accumulated other comprehensive loss. The related tax effects are not significant. Long-term marketable investments of $2.9 million at May 29, 2005 and $2.1 million at May 30, 2004 are included in other assets.

Scheduled maturities of investments in debt securities are:

	(IN MILLIONS)
2006	$ 36.5
2007	118.6
Total	$155.1

There were no gross realized gains on available-for-sale securities in fiscal 2005, but we recognized gross realized gains of $0.5 million in fiscal 2004 and $11.6 million in fiscal 2003. We recognized impairment losses on available-for-sale securities for other than temporary declines in fair value of $1.6 million in fiscal 2003. No impairment losses were recognized in fiscal 2005 and 2004.

For nonmarketable investments, we recognized gross realized gains of $0.7 million in fiscal 2005 and $6.4 million in fiscal 2004, which came primarily from the sale of shares and acquisitions by third parties. No such gains were recognized in fiscal 2003. We recognized impairment losses on nonmarketable investments of $0.3 million in fiscal 2004 and $11.6 million in fiscal 2003. No impairment losses were recognized in fiscal 2005.

DERIVATIVE FINANCIAL INSTRUMENTS

The objective of our foreign exchange risk management policy is to preserve the U.S. dollar value of after-tax cash inflow in relation to non-U.S. dollar currency movements. We are exposed to foreign currency exchange rate risk that is inherent in orders, sales, cost of sales, expenses, and assets and liabilities denominated in currencies other than the U.S. dollar. We enter into foreign exchange contracts, primarily forwards and purchased options, to hedge against exposure to changes in foreign currency exchange rates. These contracts are matched at inception to the related foreign currency exposures that are being hedged. Exposures which are hedged include sales by subsidiaries, and assets and liabilities denominated in currencies other than the U.S. dollar. Our foreign currency hedges typically mature within one year.

We measure hedge effectiveness for foreign currency forward contracts by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates. For purchased options, we measure hedge effectiveness by the change in the option's intrinsic value, which represents the change in the forward rate relative to the option's strike price. Any changes in the time value of the option are excluded from the assessment of effectiveness of the hedge and recognized in current earnings.

We designate derivative instruments that are used to hedge exposures to variability in expected future foreign denominated cash flows as cash flow hedges. We record the effective portion of the gains or losses on the derivative instrument in accumulated other comprehensive loss as a separate component of shareholders' equity and reclassify amounts into earnings in the period when the hedged transaction affects earnings. For cash flow hedges the maximum length of time we hedge our exposure is 3 to 6 months. Derivative instruments that we use to hedge exposures to reduce or eliminate changes in the fair value of an asset or liability denominated in foreign currency are designated as fair value hedges. The gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, is included in selling, general and administrative expenses. The effective portion of all changes in these derivative instruments is reported in the same financial statement line item as the changes in the hedged item.

We are also exposed to variable cash flow that is inherent in our variable-rate debt. We use an interest rate swap to convert the variable interest payments to fixed interest payments. We designate this derivative as a cash flow hedge. For interest rate swaps, the critical terms of the interest rate swap and hedged item are designed to match up, enabling us to assume effectiveness under SFAS No. 133. We recognize interest expense as cash settlements are paid or received.

We report hedge ineffectiveness from foreign currency derivatives for both forward contracts and options in current earnings. We also report ineffectiveness related to interest rate swaps in current earnings. Hedge ineffectiveness was not material for fiscal 2005, 2004 or 2003. No cash flow hedges were terminated as a result of forecasted transactions that did not occur.

At May 29, 2005, there was no net amount of existing gains or losses from cash flow hedges expected to be reclassified into earnings within the next year. We recognized a $0.3 million net realized loss from cash flow hedges and a $0.4 million net realized gain from fair value hedges in fiscal 2005. For fiscal 2004, we recognized a $0.6 million net realized loss from cash flow hedges and a $1.6 million net realized gain from fair value hedges. For fiscal 2003, we recognized a $0.5 million net realized loss from cash flow hedges and a $1.3 million net realized gain from fair value hedges.

FAIR VALUE AND NOTIONAL PRINCIPAL OF DERIVATIVE FINANCIAL INSTRUMENTS

The table below shows the fair value and notional principal of derivative financial instruments as of May 29, 2005 and May 30, 2004. The notional principal amounts for derivative financial instruments provide one measure of the transaction volume outstanding as of year-end and do not represent the amount of the exposure to credit or market loss. The estimates of fair value are based on applicable and commonly used pricing models using prevailing financial market information as of May 29, 2005 and May 30, 2004. The fair value of interest rate swap agreements represents the estimated amount we would receive or pay to terminate the agreements taking into consideration current interest rates. The fair value of forward foreign currency exchange contracts represents the present value difference between the stated forward contract rate and the current market forward rate at settlement. The fair value of foreign currency option contracts represents the probable weighted net amount we would expect to receive at maturity. The credit risk amount shown in the table represents the gross exposure to potential accounting loss on these transactions if all counter parties failed to perform according to the terms of the contract, based on the then-current currency exchange rate or interest rate at each respective date. Although the following table reflects the notional principal, fair value and credit risk amounts of the derivative financial instruments, it does not reflect the gains or losses associated with the exposures and transactions that the derivative financial instruments are intended to hedge. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

(IN MILLIONS)	CARRYING AMOUNT	NOTIONAL PRINCIPAL	ESTIMATED FAIR VALUE	CREDIT RISK
2005				
INTEREST RATE INSTRUMENTS				
Swaps:				
Variable to fixed	$ –	$22.7	$ 0.2	$ –
FOREIGN EXCHANGE INSTRUMENTS				
Forward contracts – To sell dollars:				
Pound sterling	$ –	$ 6.1	$ –	$ –
Singapore dollar	–	3.7	–	–
Total	$ –	$ 9.8	$ –	$ –
Purchased options:				
Japanese yen	$ –	$ 3.0	$ –	$ –

(IN MILLIONS)	CARRYING AMOUNT	NOTIONAL PRINCIPAL	ESTIMATED FAIR VALUE	CREDIT RISK
2004				
INTEREST RATE INSTRUMENTS				
Swaps:				
Variable to fixed	$ –	$21.9	$ –	$ –
FOREIGN EXCHANGE INSTRUMENTS				
Forward contracts –				
To sell dollars:				
Pound sterling	$(0.1)	$ 6.3	$(0.1)	$ –
Singapore dollar	–	4.7	–	–
Total	$(0.1)	$11.0	$(0.1)	$ –
Purchased options:				
Japanese yen	$ 0.1	$ 9.0	$ 0.1	$ –

CONCENTRATIONS OF CREDIT RISK

Financial instruments that may subject us to concentrations of credit risk are primarily investments and trade receivables. Our investment policy requires cash investments to be placed with high-credit quality counter parties and limits the amount of investments with any one financial institution or direct issuer. We sell our products to distributors and manufacturers involved in a variety of industries including computers and peripherals, wireless communications and automotive. We perform continuing credit evaluations of our customers whenever necessary and we generally do not require collateral. Our top ten customers combined represented approximately 49 percent of total accounts receivable at May 29, 2005, and approximately 45 percent at May 30, 2004. In fiscal 2005 and 2004, we had one distributor who accounted for approximately 11 percent of total net sales and another distributor who accounted for approximately 10 percent of total net sales in each year. In fiscal 2003, we had two distributors who each accounted for approximately 10 percent of total net sales. Sales to these distributors are mostly for our Analog segment products, but also include some sales for our other operating segment products. Historically, we have not experienced significant losses related to receivables from individual customers or groups of customers in any particular industry or geographic area.

NOTE 3

Cost Reduction Programs and Restructuring of Operations

FISCAL 2005

We reported net charges of $23.9 million for cost reduction and restructuring charges related to the actions described below. Our cost reduction and restructuring actions in fiscal 2005 were consistent with our strategy of focusing on our analog capabilities and on higher value-added analog products that generate higher gross margins and produce higher returns on invested capital.

In May 2005, we recorded net charges of $2.6 million for cost reduction actions which included $1.8 million of severance for 26 employees, primarily resulting from a reorganization of our business operations. The departure of these employees is expected to be completed in the first quarter of fiscal 2006. Severance payments are generally paid 30-60 days after the employee's actual departure date. Also included is a charge of $1.3 million for a lease obligation on a facility we vacated in connection with a prior cost reduction action that we no longer believe we will be able to sublease. These charges were partially offset by a $0.5 million credit recognized upon the completion of activities related to prior cost reduction actions.

In January 2005, we announced actions to reduce expenses and streamline manufacturing in response to underutilization of our manufacturing facilities. This resulted in a reduction-in-force of 525 employees, consisting of 421 employees working in our manufacturing facilities worldwide and 104 employees from product lines and support functions at various sites, including our headquarters in Santa Clara. The majority of the affected employees had departed by the end of fiscal 2005. The total charge of $21.2 million, primarily related to severance, was partially offset by a $1.1 million credit recognized upon the completion of activities related to prior cost reduction actions. The credit included a $0.6 million release of an accrual for other exit-related costs, primarily coming from lease obligations where we were able to obtain subleases on more favorable terms than originally estimated and a $0.5 million release of an accrual for residual severance costs representing the difference between the actual amounts paid and our original estimated amounts.

We recorded a gain of $8.8 million in fiscal 2005 upon completion of the sale of certain intellectual property, inventory and equipment of our imaging business to Eastman Kodak Company in September 2004. The imaging business was an operating segment within our Analog reportable segment. The carrying value of the assets sold was $0.9 million. As part of the transaction, Kodak also hired 47 former National employees. Since an intangible asset and certain employees that directly supported the imaging business were not included in the sale, we incurred cost reduction charges for severance for those employees and for the impairment of the asset at the time we announced the sale of the imaging business in late August 2004. Operating results for fiscal 2005 also include a $1.2 million cost reduction charge for the imaging severance and impairment loss as well as severance charges related to other cost reduction actions in the first quarter.

We recorded a gain of $51.1 million upon close of the sale in May 2005 of our PC Super I/O business to Winbond Electronics Corporation. The PC Super I/O business was a part of our Advanced PC operating segment that was reported under "All Others." Under the terms of the agreement, Winbond acquired intellectual property and certain assets. The carrying value of the assets sold was $0.8 million. In addition, Winbond hired approximately 150 employees, most of whom were based at our research and design center in Herzlia, Israel.

Further detail related to cost reduction and restructuring charges discussed above is presented in the following table:

(IN MILLIONS)	ANALOG SEGMENT	ALL OTHERS	TOTAL
Cost reduction and restructuring charges:			
Business reorganization:			
Severance costs	$ 0.3	$ 1.5	$ 1.8
Streamline operations:			
Severance costs	1.6	19.6	21.2
Imaging business divestiture:			
Severance costs	0.3	0.4	0.7
Asset write-off	0.5	–	0.5
Other	–	1.3	1.3
	2.7	22.8	25.5
Release of reserves:			
Severance costs	(0.1)	(0.7)	(0.8)
Other exit-related costs	–	(0.8)	(0.8)
	(0.1)	(1.5)	(1.6)
Total cost reduction and restructuring charges	$ 2.6	$21.3	$23.9

In the table above, the write-off of the intangible asset that was a part of the imaging business was a noncash charge. In connection with the PC Super I/O and imaging dispositions, we also entered into separate agreements with the buyers where we will manufacture product for them at prices specified by the terms of the agreements, which we believe approximate market prices, and provide certain transition services at rates that approximate fair market value. These agreements are effective for one to three years, unless terminated earlier as permitted under their terms.

FISCAL 2004

We reported a net charge of $19.6 million for cost reduction and restructuring charges related to the actions described below. Our cost reduction and restructuring charges in fiscal 2004 primarily related to the profit-improvement actions begun in February 2003.

During fiscal 2004, we substantially completed all cost reduction activities related to the strategic profit-improvement actions initially launched in February 2003. Consistent with the objectives of those actions, we also continued to take supplemental actions during fiscal 2004, primarily for workforce reductions in various manufacturing, product development and support areas. Cost reduction charges related to these supplemental actions included severance costs, as well as asset write-offs and lease obligations we incurred upon vacating certain manufacturing and design center facilities during the year upon closure of those operations.

In addition to these supplemental actions, we also completed the exit and sale of our information appliance business in late August 2003. This included the sale to AMD of certain intellectual property and assets of the information appliance business. As part of the transaction, AMD hired 125 former National employees who were mostly located in Longmont, Colorado. However, certain information appliance assets were not included in the sale and certain employees that were directly supporting the information appliance business were not hired by AMD, which resulted in additional severance and asset impairment charges. These charges were reduced by proceeds of $10.1 million from the sale of assets that had a carrying value of $7.5 million less transaction costs of $1.3 million. A total of 238 employees were terminated in fiscal 2004 as a combined result of the exit from the information appliance business and the other supplemental actions.

The charges for the supplemental actions and the exit of our information appliance business were partially offset by a $3.9 million credit for the release of severance and other exit-related cost accruals no longer required. A large portion of the accruals for severance costs was for employees in the information appliance business and the cellular baseband business (closed at the end of fiscal 2003), but the actual severance costs were lower than originally expected because of some voluntary terminations and more employees eventually being hired by AMD in the information appliance disposition than originally expected.

Total net charges related to cost reduction actions in fiscal 2004, including the sale to AMD of the assets of the information appliance business, are presented in the following table:

(IN MILLIONS)	ANALOG SEGMENT	ALL OTHERS	TOTAL
Cost reduction and restructuring charges:			
Severance costs	$ 5.7	$ 6.8	$12.5
Exit-related costs	2.9	3.7	6.6
Asset write-off	1.2	4.5	5.7
	9.8	15.0	24.8
Release of reserves:			
Severance costs	(0.5)	(2.8)	(3.3)
Other exit-related costs	(0.3)	(0.3)	(0.6)
	(0.8)	(3.1)	(3.9)
Gain from sale of IA business assets	–	(1.3)	(1.3)
Total cost reduction and restructuring charges	$ 9.0	$10.6	$19.6

In the table above, the write-off of assets are noncash charges and are attributed primarily to equipment and a technology license that were dedicated to the information appliance and cellular baseband businesses. The cellular baseband business was closed at the end of fiscal 2003 as part of our profit-improvement plan. In connection with the information appliance disposition to AMD discussed above, we also entered into a separate supply agreement where we manufacture product for AMD at prices specified by the terms of the agreement, which we believe approximate market prices. This agreement is effective for three years unless terminated earlier as permitted under its terms.

FISCAL 2003

We reported net charges of $43.6 million for cost reduction and restructuring charges related to the actions described below. As in 2004, cost reduction and restructuring charges in fiscal 2003 primarily related to the profit improvement actions begun in February 2003, which were designed to streamline our cost structure and enhance shareholder value by prioritizing R&D spending on higher-margin analog businesses.

In February 2003, we began our profit improvement actions by reducing 424 positions from our worldwide workforce and realigning personnel resources for various manufacturing, product development and support areas. We continued these actions in May 2003 with further reductions of 336 positions from affected business units, related support functions and certain parts of the infrastructure.

Noncash charges in fiscal 2003 related to the write-offs of certain assets, primarily equipment and technology licenses. Other exit costs primarily represented facility lease obligations related to closure of sales offices and design centers that occurred prior to the end of the fiscal year. We also completed certain activities by the end of the fiscal year that reduced our estimate for an environmental liability for costs related to a prior exit action, which resulted in a credit of $2.1 million. This credit partially offset the charges for the fiscal 2003 actions.

In February 2003, we also restructured our then existing technology licensing agreement, and entered into a new long-term technology and manufacturing agreement, with Taiwan Semiconductor Manufacturing Corporation. We recorded a $5.0 million charge included in R&D expenses for impairment of licensed technology associated with the original TSMC technology licensing agreement that was revised.

Total net charges related to cost reduction actions in fiscal 2003 discussed above are presented in the following table:

(IN MILLIONS)	ANALOG SEGMENT	ALL OTHERS	TOTAL
Cost reduction and restructuring charges:			
Severance	$ 8.5	$22.7	$31.2
Exit-related costs	2.1	0.3	2.4
Asset write-off	8.6	3.5	12.1
	19.2	26.5	45.7
Release of reserve	–	(2.1)	(2.1)
Total cost reduction and restructuring charges	$19.2	$24.4	$43.6

SUMMARY OF ACTIVITIES

The following table provides a summary of the activities related to our cost reduction and restructuring accruals during fiscal 2005, 2004 and 2003:

(IN MILLIONS)	FISCAL 2005 ACTIONS *			COST REDUCTION AND RESTRUCTURING ACTIONS IN PRIOR YEARS		
	(A)	(B)	(C)			
	SEVERANCE			SEVERANCE	OTHER EXIT COSTS	TOTAL
Balance at May 26, 2002	$ –	$ –	$ –	$ 8.6	$ 7.8	$ 16.4
Cost reduction charges	–	–	–	31.2	2.4	33.6
Cash payments	–	–	–	(22.3)	(2.4)	(24.7)
Balance at May 25, 2003	–	–	–	17.5	7.8	25.3
Cost reduction charges	–	–	–	12.5	6.6	19.1
Cash payments	–	–	–	(23.3)	(6.3)	(29.6)
Release of residual reserves	–	–	–	(3.3)	(0.6)	(3.9)
Balance at May 30, 2004	–	–	–	3.4	7.5	10.9
Cost reduction charges	1.8	21.2	0.7	–	1.3	25.0
Cash payments	(0.1)	(18.5)	(0.5)	(2.7)	(2.2)	(24.0)
Release of residual reserves	–	(0.1)	–	(0.7)	(0.8)	(1.6)
Balance at May 29, 2005	$ 1.7	$ 2.6	$ 0.2	$ –	$ 5.8	$ 10.3
Less noncurrent portion of lease obligations included in other noncurrent liabilities	–	–	–	–	(5.0)	(5.0)
Balance included in accrued expenses	$ 1.7	$ 2.6	$ 0.2	$ –	$ 0.8	$ 5.3

*Fiscal 2005 Actions:
(A) Business reorganization
(B) Streamline operations
(C) Imaging business divestiture

During fiscal 2005 we paid severance to 551 employees in connection with workforce reductions related to actions that occurred in fiscal 2005 and 2004. Amounts paid for other exit-related costs during fiscal 2005 were primarily for payments under lease obligations associated with actions taken in prior years.

The balances at May 29, 2005 represent all remaining estimated costs for activities yet to be completed as a result of the cost reduction actions previously described. Payments for the remaining $1.7 million, $2.6 million and $0.2 million severance balances for fiscal 2005 cost reduction actions are expected to be substantially completed in early fiscal 2006. Other exit costs of $5.8 million primarily relate to lease obligations, which are expected to be paid through lease expiration dates that range from July 2005 through June 2009.

In May 2005, we announced that we had entered into an agreement to sell our cordless business unit to HgCapital, a private equity investor based in London, UK. Our cordless business unit is a part of the wireless operating segment within the Analog reportable segment. This sale is consistent with our ongoing strategy to focus on our core analog capabilities. Under the terms of the agreement, HgCapital acquires intellectual property and certain assets for $60.0 million. The assets, primarily machinery and equipment with a carrying value of $1.6 million, have been classified as "Assets Held for Sale" and are included in Other Assets on the consolidated balance sheet as of May 29, 2005. In addition, HgCapital has agreed to hire approximately 70 engineers, all of whom are based at our cordless business unit in 's-Hertogenbosch and its design center in Hengelo, The Netherlands. The sale was closed in June 2005 and we expect to record a gain in the first quarter of fiscal 2006 after determining final costs of the transaction.

NOTE 4

Acquisitions

We did not have any acquisitions in fiscal 2005 and 2004. During fiscal 2003, we completed the acquisition of DigitalQuake, Inc., a development stage enterprise engaged in the development of flat panel display products located in Campbell, California in August 2002. DigitalQuake capabilities and products, which include a fourth-generation scaling solution, a triple analog-to-digital converter and an advanced digital video interface with encryption/decryption technologies, were intended to enhance our offerings of system solutions for flat panel display applications.

The purchase was completed through a step-acquisition where during the six months prior to the closing we acquired approximately a 30 percent equity interest through investments totaling $6.4 million. In August 2002, the remaining equity interest was acquired for additional consideration of $14.8 million. Of this amount, we paid $12.7 million upon the closing of the transaction and recorded the remaining liability of $2.1 million to be paid in 2 installments over the following two years. We allocated $18.6 million of the total purchase price to developed technology, $1.9 million to net tangible assets, and $0.7 million to in-process research and development. The in-process research and development was expensed upon completion of the acquisition and is included as a component of other operating income, net in the consolidated statement of operations for fiscal 2003. No amounts were allocated to goodwill since this development stage enterprise was not considered a business. The developed technology is an intangible asset that is being amortized over its estimated useful life of six years.

Employees and former shareholders of DigitalQuake were to receive additional contingent consideration of up to $9.9 million if certain revenue targets were achieved over the 24 months following the acquisition. The contingent consideration was to be recognized when it was probable that the revenue targets would be achieved. Of the total contingent consideration, $5.7 million was also contingent on future employment and was to be treated as compensation expense. The remainder was to be treated as an additional part of the purchase price. Since the revenue targets were not achieved by August 2004, no such amounts have been recognized.

Pro forma results of operations related to this acquisition have not been presented since the results of its operations were immaterial in relation to National.

NOTE 5

Consolidated Financial Statement Details

CONSOLIDATED BALANCE SHEETS

(IN MILLIONS)	2005	2004
RECEIVABLE ALLOWANCES		
Doubtful accounts	$ 1.7	$ 2.1
Returns and allowances	25.0	44.6
Total receivable allowances	$ 26.7	$ 46.7
INVENTORIES		
Raw materials	$ 11.0	$ 13.9
Work in process	102.4	122.6
Finished goods	56.8	63.6
Total inventories	$ 170.2	$ 200.1
PROPERTY, PLANT AND EQUIPMENT		
Land	$ 30.0	$ 28.8
Buildings and improvements	539.8	517.2
Machinery and equipment	1,972.9	1,950.5
Internal-use software	113.4	119.9
Construction in progress	10.6	57.5
Total property, plant and equipment	2,666.7	2,673.9
Less accumulated depreciation and amortization	(2,061.6)	(1,974.3)
Property, plant and equipment, net	$ 605.1	$ 699.6
OTHER ASSETS		
Deposits	$ 44.6	$ 22.7
Deferred compensation plan assets	37.2	30.3
Other	24.4	35.4
	$ 106.2	$ 88.4
ACCRUED EXPENSES		
Payroll and employee related	$ 79.6	$ 124.6
Cost reduction charges and restructuring of operations	5.3	10.9
Litigation accruals	3.3	30.0
Other	55.4	69.3
Total accrued expenses	$ 143.6	$ 234.8
ACCUMULATED OTHER COMPREHENSIVE LOSS		
Unrealized loss on available-for-sale securities	$ (0.4)	$ (0.1)
Minimum pension liability	(97.8)	(88.3)
Accumulated other comprehensive loss	$ (98.2)	$ (88.4)

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN MILLIONS)	2005	2004	2003
OTHER OPERATING (INCOME) EXPENSE, NET			
Litigation	**$ (7.1)**	$ 30.0	$ –
Manufacturer's Investment Credit refund	**(7.4)**	–	–
Net intellectual property income	**(5.2)**	(11.1)	(6.1)
Net intellectual property settlements	**1.7**	3.1	–
In-process research and development charges	**–**	–	0.7
Total other operating (income) expense, net	**$(18.0)**	$ 22.0	$ (5.4)
INTEREST INCOME, NET			
Interest income	**$ 17.4**	$ 11.6	$ 16.3
Interest expense	**(1.5)**	(1.2)	(1.5)
Interest income, net	**$ 15.9**	$ 10.4	$ 14.8
OTHER NON-OPERATING EXPENSE, NET			
Net gain on marketable and other investments, net:			
Available-for-sale securities:			
Gain from sale	**$ –**	$ 0.5	$ 11.6
Impairment loss	**–**	–	(1.6)
Non-marketable investments:			
Gain from sale	**0.7**	6.4	–
Impairment losses	**–**	(0.3)	(11.6)
Other investments	**–**	0.4	(2.3)
Total net gain (loss) on marketable and other investments, net	**0.7**	7.0	(3.9)
Share in net losses of equity-method investments	**(5.7)**	(14.1)	(15.9)
Other	**(0.5)**	0.2	0.1
Total other non-operating expense, net	**$ (5.5)**	$ (6.9)	$(19.7)

NOTE 6

Goodwill and Intangible Assets

The following table presents goodwill by reportable segments:

(IN MILLIONS)	ANALOG SEGMENT	ALL OTHERS	TOTAL
Balances at May 30, 2004	$150.6	$22.7	$173.3
Impairment	(86.1)	–	(86.1)
Balances at May 29, 2005	$ 64.5	$22.7	$ 87.2

There were no changes to the carrying value of goodwill during the years ended May 30, 2004 and May 25, 2003.

Other intangible assets, which are included in other assets in the accompanying consolidated balance sheet and will continue to be amortized, consisted of the following:

(IN MILLIONS)	2005	WEIGHTED-AVERAGE AMORTIZATION PERIOD (YEARS)	2004	WEIGHTED-AVERAGE AMORTIZATION PERIOD (YEARS)
Patents	**$ 4.9**	5.0	$ 4.9	5.0
Unpatented technology	**18.6**	5.8	18.6	5.8
	23.5		23.5	
Less accumulated amortization	**(13.6)**		(9.6)	
	$ 9.9	5.7	$13.9	5.7

Amortization expense was:

(IN MILLIONS)	2005	2004	2003
Patent amortization	**$1.0**	$1.0	$1.0
Technology amortization	**3.0**	3.3	2.6
Total amortization	**$4.0**	$4.3	$3.6

Beginning in fiscal 2005, we have classified the amortization expense of these intangible assets as R&D expenses. Amounts reported in previous years have been reclassified to conform with this presentation.

We expect amortization expense in the following fiscal years to be:

	(IN MILLIONS)
2006	$3.2
2007	3.0
2008	3.0
2009	0.7
	$9.9

NOTE 7

Asset Retirement Obligations

We adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," at the beginning of fiscal 2004. This statement requires that the fair value of a legal liability for an asset retirement obligation be recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. Upon recognition of a liability, the asset retirement cost is recorded as an increase in the carrying value of the related long-lived asset and then depreciated over the life of the asset. Our asset retirement obligations arise primarily from contractual commitments to decontaminate machinery and equipment used at our manufacturing facilities at the time we dispose of or replace them. We also have leased facilities where we have asset retirement obligations from contractual commitments to remove leasehold improvements and return the property to a specified condition when the lease terminates. As a result of our evaluation of our asset retirement obligations, we recorded a $2.1 million noncurrent liability for asset retirement obligations and a $0.4 million increase in the carrying value of the related assets, net of $1.0 million of accumulated depreciation at the beginning of fiscal 2004. The cumulative effect that was recorded in the first quarter of fiscal 2004 upon the adoption of this accounting standard resulted in a charge of $1.9 million, including a tax effect of $0.2 million.

At the time we adopted SFAS No. 143, we did not recognize any asset retirement obligations associated with the closure or abandonment of the manufacturing facilities we own. Our legal asset retirement obligations for manufacturing facilities arise primarily from local laws and statutes that establish minimum standards or requirements for companies in that locale in the event it were to shut down or otherwise exit or abandon a manufacturing facility. We intend to operate our manufacturing facilities indefinitely and are therefore unable at any one time to reasonably estimate the fair value of any legal obligations we may have because of the indeterminate closure dates. However, we announced in July 2005 that we plan to close our assembly and test facility in Singapore and consolidate its production volume into our other assembly and test facilities in Malaysia and China. The majority of the activities associated with the closure is expected to take place over the next nine to twelve months. We do not expect to incur any significant asset retirement costs in excess of amounts accrued associated with the closure of this facility.

The following table presents the activity for the asset retirement obligations included in other noncurrent liabilities for the years ended May 29, 2005 and May 30, 2004:

	(IN MILLIONS)
Balance at May 25, 2003	$2.1
Liability incurred for assets acquired	0.2
Accretion expense	0.2
Balance at May 30, 2004	2.5
Liability incurred for assets acquired	-
Accretion expense	0.3
Balance at May 29, 2005	$2.8

The following table presents net income (loss) and earnings (loss) per share for fiscal 2004 and 2003 as if the provisions of SFAS No. 143 had been applied at the beginning of fiscal 2003:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2004	2003
Net income (loss), as reported	$282.8	$(33.3)
Add back:		
Cumulative effect of a change in accounting principle including tax effect of $0.2 million	1.9	–
Deduct:		
Accretion and depreciation in fiscal 2003, net of tax	–	(0.2)
Net income (loss), as adjusted	$284.7	$(33.5)
Net income (loss) per share, as adjusted:		
Basic	$ 0.79	$(0.09)
Diluted	$ 0.73	$(0.09)

NOTE 8

Debt

Debt at fiscal year-end consisted of the following:

(IN MILLIONS)	2005	2004
Unsecured promissory note at 1.8%	**$22.8**	$ 21.9
Other	**0.2**	0.2
Total debt	**23.0**	22.1
Less current portion of long-term debt	**–**	(22.1)
Long-term debt	**$23.0**	$ –

The unsecured promissory note, due August 2007, is denominated in Japanese yen (2,408,750,000). Interest is based on 1.375 percent over the 3-month Japanese LIBOR rate and is reset quarterly. Under the terms of the note, we are also required to comply with the covenants set forth under our multicurrency credit agreement, which was renewed on October 20, 2004. As of May 29, 2005, maturities on our outstanding debt obligations were $22.8 million in fiscal 2008 and $0.2 million in fiscal 2013.

We have a multicurrency credit agreement with a bank that provides for multicurrency loans, letters of credit and standby letters of credit. The total amount of credit under the agreement is $20 million. The agreement expires in October 2005, and we expect to renew or replace it prior to expiration. At May 29, 2005, we had committed $9.1 million of the credit available under the agreement. This agreement contains restrictive covenants, conditions and default provisions that, among other terms, restrict payment of dividends and require the maintenance of financial ratios and certain levels of tangible net worth. At May 29, 2005, under the most restrictive of these covenants, $497.0 million of tangible net worth was unrestricted and available for payment of dividends on common stock.

NOTE 9

Income Taxes

Worldwide pretax income (loss) from operations and income taxes consist of the following:

(IN MILLIONS)	2005	2004	2003
INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE			
U.S.	**$338.0**	$267.3	$(75.3)
Non-U.S.	**71.9**	66.4	52.0
	$409.9	$333.7	$(23.3)
INCOME TAX EXPENSE (BENEFIT)			
Current:			
U.S. federal, state and local	**$ 30.4**	$ 33.8	$ –
Non-U.S.	**29.3**	15.2	6.4
	59.7	49.0	6.4
Deferred:			
U.S. federal and state	**(41.0)**	(1.7)	–
Non-U.S.	**(24.1)**	1.7	3.6
	(65.1)	–	3.6
Income tax expense (benefit)	**$ (5.4)**	$ 49.0	$ 10.0

The fiscal 2005 income tax benefit of $5.4 million includes income tax expense of $160.8 million, which consisted of U.S. and non-U.S. income taxes, offset by a benefit from the change in the beginning of the year valuation allowance of $166.2 million. The tax benefit from employee stock plans was $20.1 million in fiscal 2005 and $22.2 million in fiscal 2004. There was no tax benefit from employee stock plans in fiscal 2003.

The tax effects of temporary differences that constitute significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(IN MILLIONS)	2005	2004
DEFERRED TAX ASSETS		
Equity investments	**$ 17.9**	$ 23.7
Property, plant and equipment and amortization	**–**	4.8
Inventory	**5.8**	11.9
Accrued liabilities	**43.1**	58.4
R&D expenditures	**117.6**	56.7
Deferred compensation	**32.1**	31.9
Non-U.S. loss carryovers and other allowances	**83.5**	7.0
Federal and state credit carryovers	**141.8**	243.0
Other	**7.3**	25.6
Total deferred tax assets	**449.1**	463.0
Valuation allowance	**(91.5)**	(373.9)
Net deferred tax assets	**357.6**	89.1
DEFERRED TAX LIABILITIES		
Property, plant and equipment and amortization	**(28.5)**	–
Other liabilities	**(10.0)**	(3.5)
Total deferred tax liabilities	**(38.5)**	(3.5)
Net deferred tax assets	**$319.1**	$ 85.6

The increase in deferred tax assets during fiscal 2005 of $233.5 million is from a $164.4 million release of a valuation allowance to equity and benefits of $65.1 million to continuing operations and $4.0 million to other comprehensive income. The deferred tax benefit of $65.1 million to continuing operations arises from a $166.2 million change in the beginning of the year valuation allowance and utilization of $101.1 million of deferred tax assets during fiscal 2005 excluding tax effect on other comprehensive income items.

We record a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized. The valuation allowance for deferred tax assets decreased by $282.4 million in fiscal 2005 compared to a decrease of $22.0 million in fiscal 2004. We recognized a $164.4 million tax benefit from the reduction in the valuation allowance related to employee stock options in fiscal 2005, which was credited to shareholders' equity. At May 29, 2005, there was no valuation allowance against deferred tax assets for stock option deductions.

The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of May 29, 2005, based on historical taxable income and projections for future taxable income over the periods that the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences, net of valuation allowance.

The reconciliation between the income tax rate computed by applying the U.S. federal statutory rate and the reported worldwide tax rate follows:

	2005	2004	2003
U.S. federal statutory tax rate	**35.0%**	35.0%	35.0%
Non-U.S. income taxed at different rates	**2.9**	2.1	(10.5)
U.S. state and local taxes net of federal benefits	**1.7**	0.1	(0.7)
Current year loss not benefited	**–**	–	(66.7)
Changes in beginning of year valuation allowances	**(40.5)**	(18.9)	–
Export sales benefit	**(4.5)**	(3.5)	–
Tax credits	**(1.7)**	(0.9)	–
Impairment of goodwill	**5.8**	–	–
Other	**–**	0.8	–
Effective tax rate	**(1.3)%**	14.7%	(42.9)%

We have not provided U.S. income taxes on the cumulative unremitted earnings of approximately $548.9 million from certain non-U.S. subsidiaries. We currently intend to reinvest these earnings in operations outside the U.S. indefinitely. It is not practicable to determine the U.S. income tax liability that would be payable if such earnings were not reinvested indefinitely. The American Jobs Creation Act of 2004 creates a one-time incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends-received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations, and we are uncertain as how to interpret numerous provisions in the Act. Accordingly, we are not yet in a position to decide whether, and to what extent, foreign earnings that have not yet been remitted to the U.S. might be repatriated. Based on the analysis to date, however, it is reasonably possible that as much as $500 million could be repatriated, which would then require a corresponding tax liability of up to $45 million. We expect to be in a position to finalize our analysis by March 2006.

At May 29, 2005, we had $6.0 million of federal net operating loss carryovers and $103.9 million of state net operating loss carryovers, which expire between 2005 and 2024. We also had $82.6 million of federal credit carryovers and $59.3 million of state credit carryovers, which primarily expire between 2006 and 2025. Included in the state tax credits is a California R&D credit of $48.3 million, which can be carried forward indefinitely. In addition, we had net operating loss and other tax allowance carryovers of $374.4 million from certain non-U.S. jurisdictions.

The IRS has completed its field examinations of our tax returns for fiscal years 1997 through 2000 and on July 29, 2003 issued a notice of proposed adjustment seeking additional taxes of approximately $19.1 million (exclusive of interest) for those years. We are contesting the adjustments through the IRS administrative process. We are undergoing tax audits in several international locations and from time to time our tax returns are audited in the U.S. by state agencies and at international locations by local tax authorities. We believe we have made adequate tax payments and/or accrued adequate amounts such that the outcome of these audits will have no material adverse effects on our financial statements.

NOTE 10

Shareholders' Equity

STOCK SPLIT

On May 13, 2004, we completed a two-for-one stock split of our common stock. The stock split was payable in the form of a 100 percent stock dividend and entitled each shareholder of record on April 29, 2004, to receive one share of common stock for each outstanding share of common stock held on that date. All information about capital stock accounts, share and per share amounts included in the accompanying consolidated financial statements for fiscal 2004 and 2003 have been retroactively adjusted to reflect this stock split.

STOCK PURCHASE RIGHTS

Each outstanding share of common stock carries with it a stock purchase right. If and when the rights become exercisable, each right entitles the registered holder to purchase one two-thousandth of a share of series A junior participating preferred stock at a price of $60.00 per one one-thousandth share, subject to adjustment. The rights are attached to all outstanding shares of common stock and no separate rights certificates have been distributed.

If any individual or group acquires 20 percent or more of our common stock or announces a tender or exchange offer which, if completed, would result in that person or group owning at least 20 percent of our common stock, the rights become exercisable and will detach from the common stock. If the person or group actually acquires 20 percent or more of the common stock (except in certain cash tender offers for all of the common stock), each right will entitle the holder to purchase, at the right's then-current exercise price, our common stock in an amount having a market value equal to twice the exercise price. In addition, if, after the rights become exercisable, we merge or consolidate with or sell 50 percent or more of our assets or earning power to another person or entity, each right will then entitle the holder to purchase, at the right's then-current exercise price, the stock of the acquiring company in an amount having a market value equal to twice the exercise price. We may redeem the rights at $0.005 per right at any time prior to the acquisition by a person or group of 20 percent or more of the outstanding common stock. Unless they are redeemed earlier, the rights will expire on August 8, 2006.

STOCK REPURCHASE PROGRAM

We began to repurchase stock in fiscal 2004 pursuant to a stock repurchase program announced in July 2003. During September and October 2003, we repurchased a total of 25.4 million shares of our common stock for $400 million. A portion (15.0 million shares) of the shares was repurchased through a privately negotiated transaction with a major financial institution and the remainder was purchased in the open market.

We began another $400 million stock repurchase program in March 2004 and at the end of fiscal 2004, we had repurchased an additional 7.0 million shares of our common stock for $142.5 million, of which 730,988 shares were purchased through a privately negotiated transaction with a major financial institution, with the remainder purchased in the open market. We continued this repurchase program in fiscal 2005. At the time we completed this repurchase program in March 2005, we had repurchased a total of 15.4 million shares of our common stock in fiscal 2005 for $257.5 million. Of these shares, 1.5 million shares were repurchased for $30.0 million in June 2004 upon the final settlement of an advance purchase contract originally entered into with a financial institution in April 2004. Under the terms of the advance purchase contract, we made an advance cash payment of $60.0 million in May 2004 that enabled us to repurchase shares of our common stock at a fixed price on specified settlement dates. The advance payment was recorded as a note receivable and a credit to additional paid-in capital. The remaining 13.9 million shares of common stock were repurchased in the open market for $227.5 million during the second, third and fourth quarters of fiscal 2005.

In March 2005, we announced that our Board of Directors had approved another $400 million stock repurchase program similar to our prior stock repurchase programs. As of May 29, 2005, we had repurchased a total of 4.9 million shares of common stock for $96.0 million under this new repurchase program. Of these shares, 1.2 million were purchased for $25.0 million through an advance purchase contract with a major financial institution with terms similar to the prior advance purchase contract. As of May 29, 2005, we had $304.0 million remaining available for future common stock repurchases.

All stock repurchased has been cancelled and is not held as treasury stock.

DIVIDENDS

During fiscal 2005, we paid $14.1 million in dividends. In June 2005, the Board of Directors declared a cash dividend of $0.02 per outstanding share of common stock, which was paid on July 11, 2005 to shareholders of record at the close of business on June 20, 2005.

NOTE 11

Stock-Based Compensation Plans

STOCK OPTION PLANS

As of May 29, 2005, under all stock options plans there were 129.1 million shares reserved for issuance, including 51.5 million shares available for future option grants. More information on our stock option plans follows:

We have four stock plans under which employees and officers may be granted stock options to purchase shares of common stock. One plan, which has been in effect since 1977 when it was first approved by shareholders, authorizes the grant of up to 78,709,858 shares of common stock for nonqualified or incentive stock options (as defined in the U.S. tax code) to officers and key employees. As of the end of fiscal 2005, only 95,562 shares remained available for option grants under this plan. Another plan, which has been in effect since 1997, authorizes the grant of up to 140,000,000 shares of common stock for nonqualified stock options to employees who are not executive officers. There is also an executive officer stock option plan, which was approved by shareholders in fiscal 2000 and which authorizes the grant of up to 12,000,000 shares of common stock for nonqualified options only to executive officers.

The 2005 Executive Officer Equity Plan approved by shareholders in fiscal 2004 authorizes the issuance of a total of 3,000,000 shares, 1,000,000 of which can be pursuant to the exercise of stock options. All plans provide that options are granted at the market price on the date of grant and can expire up to a maximum of between six years and one day and ten years and one day after grant or three months after termination of employment (up to five years after termination due to death, disability or retirement), whichever occurs first. The plans provide that options can vest six months after grant. Until the beginning of fiscal 2004, most options granted began vesting in four equal annual installments beginning one year after grant and expired ten years and one day after grant. All options granted since the beginning of fiscal 2004 expire six years and one day after grant and begin vesting with one fourth of the total grant after one year and the rest in equal monthly installments over the next three years.

As part of the acquisition of ComCore Semiconductor in fiscal 1998, we assumed ComCore's outstanding obligations under its stock options plan and stock option agreements for its employees and consultants. The final options remaining under the ComCore plan expired during fiscal 2005 and at May 29, 2005, there were no more options outstanding under this stock option plan.

We have a director stock option plan that was first approved by shareholders in fiscal 1998 which authorizes the grant of up to 2,000,000 shares of common stock to eligible directors who are not employees of the company. Options were granted automatically upon approval of the plan by shareholders and are granted automatically to eligible directors upon their appointment to the board and subsequent election to the board by shareholders. Director stock options vest in full after six months. Under this plan, options to purchase 750,000 shares of common stock with a weighted-average exercise price of $14.44 and weighted-average remaining contractual life of 6.2 years were outstanding and exercisable as of May 29, 2005.

Upon his retirement in May 1995, we granted the former chairman of the company an option to purchase 600,000 shares of common stock at $13.94 per share. The option was granted outside the company's stock option plans at the market price on the date of grant. It expired ten years and one day after grant and became exercisable ratably over a four-year period. All options were exercised prior to expiration in May 2005.

In connection with the DigitalQuake acquisition in fiscal 2003, we granted options to purchase an aggregate of 261,396 shares of common stock at $7.93 to five founding shareholders of DigitalQuake. These options were granted outside of the stock option plans at the market price on the date of grant and become exercisable in two equal installments, one and two years after the date of grant. The option gave the DigitalQuake founding shareholders the right to receive all or a portion of their installment payments of the purchase price paid for DigitalQuake in cash or shares of common stock, subject to the founders remaining employed by National. A total of 103,268 shares were issued upon exercise of these DigitalQuake options. The options have now expired.

Changes in shares of common stock outstanding under the option plans during fiscal 2005, 2004 and 2003 (but excluding the ComCore, DigitalQuake, director and former chairman options), were as follows:

	NUMBER OF SHARES (IN MILLIONS)	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding at May 26, 2002	83.1	$14.54
Granted	14.2	$ 7.51
Exercised	(2.1)	$ 7.02
Cancelled	(3.5)	$15.98
Outstanding at May 25, 2003	91.7	$13.57
Granted	15.0	$13.50
Exercised	(19.7)	$ 9.14
Cancelled	(5.3)	$16.01
Outstanding at May 30, 2004	81.7	$14.47
Granted	7.0	$19.04
Exercised	(8.2)	$10.16
Cancelled	(3.8)	$16.18
Outstanding at May 29, 2005	76.7	$15.26

Expiration dates for options outstanding at May 29, 2005 range from September 25, 2005 to May 19, 2013.

The following tables summarize information about options outstanding under these plans (excluding the ComCore, DigitalQuake, director and former chairman options) at May 29, 2005:

	OUTSTANDING OPTIONS		
RANGE OF EXERCISE PRICES	NUMBER OF SHARES (IN MILLIONS)	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (IN YEARS)	WEIGHTED-AVERAGE EXERCISE PRICE
$ 4.72 – $ 6.50	10.0	4.6	$ 6.36
$ 6.53 – $ 8.38	9.8	5.9	$ 7.55
$ 8.45 – $11.63	10.1	4.3	$11.50
$11.68 – $13.05	10.7	6.0	$12.95
$13.10 – $17.03	3.6	4.3	$15.28
$17.10 – $17.10	10.8	6.9	$17.10
$17.15 – $20.62	9.6	5.0	$19.13
$20.68 – $39.03	12.1	4.9	$29.36
Total	76.7	5.3	$15.26

	OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OF SHARES (IN MILLIONS)	WEIGHTED-AVERAGE EXERCISE PRICE
$ 4.72 – $ 6.50	8.4	$ 6.37
$ 6.53 – $ 8.38	6.1	$ 7.46
$ 8.45 – $11.63	4.6	$11.48
$11.68 – $13.05	10.3	$12.95
$13.10 – $17.03	2.9	$15.27
$17.10 – $17.10	7.9	$17.10
$17.15 – $20.62	1.1	$19.08
$20.68 – $39.03	11.9	$29.45
Total	53.2	$15.75

In summary, as of May 29, 2005, there were 129.1 million shares reserved for issuance under all option plans, including 51.5 million shares available for future option grants.

STOCK PURCHASE PLANS

During fiscal 2004, we implemented a new employee stock purchase plan that authorizes the issuance of up to 16,000,000 shares in quarterly offerings to eligible employees worldwide at a price that is equal to 85 percent of the lower of the common stock's fair market value at the beginning of a one year offering period or at the end of the applicable quarter in the offering period. Once implemented, we terminated our employee stock purchase plan that had been in effect in the U.S. since 1977 that authorized the issuance of up to 49,900,000 shares of stock in quarterly offerings to eligible employees at a price that was equal to 85 percent of the lower of the common stock's fair market value at the beginning or the end of a quarterly period. We also had an employee stock purchase plan available to employees at international locations that had been in effect since 1994. That plan authorized the issuance of up to 10,000,000 shares of stock in quarterly offerings to eligible employees, also at a price equal to 85 percent of the lower of its fair market value at the beginning or the end of a quarterly period. Both our new and prior purchase plans use a captive broker and we deposit shares purchased by the employee with the captive broker. In addition, for international participants, the National subsidiary that the participant is employed by is responsible for paying to National the difference between the purchase price set by the terms of the plan and the fair market value at the time of the purchase. All purchase plans have been approved by shareholders.

Under the terms of all purchase plans, we issued 2.2 million shares in fiscal 2005, 2.7 million shares in fiscal 2004 and 4.3 million shares in fiscal 2003 to employees for $33.2 million, $30.0 million and $28.1 million, respectively. As of May 29, 2005, there were 13.4 million shares reserved for issuance under the new stock purchase plan. The prior purchase plans were terminated before the end of fiscal 2004 and the reserves maintained for them were cancelled.

OTHER STOCK PLANS

We have a director stock plan, which has been approved by shareholders, that authorizes the issuance of up to 400,000 shares of common stock to eligible directors who are not employees of the company. The stock is issued automatically to eligible new directors upon their appointment to the board and to all eligible directors on their subsequent election to the board by shareholders. Directors may also elect to take their annual retainer fees for board and committee membership in stock under the plan. As of May 29, 2005, we have issued 258,610 shares under the director stock plan and have reserved 141,390 shares for future issuances.

We have a restricted stock plan, which authorizes the issuance of up to 4,000,000 shares of common stock to employees who are not officers of the company. The plan has been made available primarily as a retention vehicle for employees with technical skills and expertise that are important to us. We issued 134,420, 194,000 and 60,000 shares under the restricted stock plan during fiscal 2005, 2004 and 2003, respectively. Restrictions expire over time, ranging from one to six years after issuance. Based upon the market value on the dates of issuance, we recorded $2.6 million, $3.1 million and $0.5 million of unearned compensation during fiscal 2005, 2004 and 2003, respectively. This unearned compensation is included as a separate component of shareholders' equity in the financial statements and is amortized to operations ratably over the applicable restriction periods. As of May 29, 2005, we have 1,948,010 shares reserved for future issuances under the restricted stock plan. Compensation expense for fiscal 2005, 2004 and 2003 related to shares of restricted stock was $3.2 million, $3.1 million and $3.0 million, respectively. At May 29, 2005, the weighted-average grant date fair value for all outstanding shares of restricted stock was $12.49.

As noted in the discussion on stock option plans, stockholders approved the 2005 Executive Officer Equity Plan in October 2004. This plan authorizes the issuance of up to a total of 3,000,000 shares through stock options, performance share units and stock appreciation rights. Of these, 1,000,000 shares may be issued upon the exercise of stock options and 2,000,000 shares may be issued in any combination upon the settlement of stock appreciation rights and/or as payment for performance share units. As of May 29, 2005, no options had been granted and no shares had been issued under this plan.

NOTE 12

Retirement and Pension Plans

Our retirement and savings program for U.S. employees consists of a salary deferral 401(k) plan. Until the beginning of fiscal 2005, it also included a profit sharing plan. More information of each of these plans follows.

The salary deferral 401(k) plan allows employees to defer up to 15 percent of their salaries, subject to certain limitations, with partially matching company contributions. To encourage employee participation, we make a matching contribution of 150% of the first 4% of the employee's contribution to the 401(k) plan. The matching contribution was significantly increased in fiscal 2004 to encourage and increase employee participation. Contributions are invested in one or more of fifteen investment funds at the discretion of the employee. One of the investment funds is a stock fund in which contributions are invested in National common stock at the discretion of the employee. 401(k) investments made by the employee in National stock may be sold at any time at the employee's direction. Although 10,000,000 shares of common stock are reserved for issuance to the stock fund, shares purchased to date with contributions have been purchased on the open market and we have not issued any stock directly to the stock fund.

Until fiscal 2004, the profit sharing plan required contributions of the greater of 5 percent of consolidated net earnings before income taxes (subject to a limit of 5 percent of payroll) or 1 percent of payroll. Contributions were made 25 percent in National stock and 75 percent in cash. During fiscal 2004, the profit sharing plan was amended and terminated beginning fiscal 2005. The final profit sharing contribution was made in cash and consisted of the profit sharing contribution that would have been made for fiscal 2004 less the amount for increased 401(k) matching contributions made during fiscal 2004. Total shares contributed to the profit sharing plan during fiscal 2004 for the fiscal 2003 contribution were 76,884 and during fiscal 2003 for the fiscal 2002 contribution were 74,286.

We also have a deferred compensation plan, which allows highly compensated employees (as defined by IRS regulations) to receive a higher profit-sharing plan allocation than would otherwise be permitted under IRS regulations and to defer greater percentages of compensation than would otherwise be permitted under the salary deferral 401(k) plan and IRS regulations. The deferred compensation plan is a nonqualified plan of deferred compensation maintained in a rabbi trust. Participants can direct the investment of their deferred compensation plan accounts in the same investment funds offered by the 401(k) plan.

Certain of our international subsidiaries have varying types of defined benefit pension and retirement plans that comply with local statutes and practices.

The annual expense for all plans was as follows:

(IN MILLIONS)	2005	2004	2003
Profit sharing plan	**$ –**	$14.5	$ 3.8
Salary deferral 401(k) plan	**$22.0**	$14.6	$12.3
Non-U.S. pension and retirement plans	**$18.8**	$19.9	$13.5

Defined benefit pension plans maintained in the U.K., Germany, Japan and Taiwan cover all eligible employees within each respective country. Pension plan benefits are based primarily on participants' compensation and years of service credited as specified under the terms of each country's plan. The funding policy is consistent with the local requirements of each country. We may also voluntarily fund additional annual contributions as determined by management. For fiscal 2006, we currently expect contributions to total approximately $8.0 million. The plans use measurement dates of February 28th and May 31st to determine the measurements of plan assets and obligations.

Plan assets of funded plans are invested in an index based fund held by a third-party fund manager or are deposited into government-managed accounts in which we are not actively involved with and have no control over investment strategy. One of the plans is a self-funded plan. The plan assets held by the third-party fund manager consist primarily of U.S. and foreign equity securities, bonds and cash. The fund manager monitors the fund's asset allocation within the guidelines established by the plan's Board of Trustees. In line with plan investment objectives and consultation with company management, the Trustees set an allocation benchmark between equity and bond assets based on the relative weighting of overall international market indices. The overall investment objectives of the plan are 1) the acquisition of suitable assets of appropriate liquidity which will generate income and capital growth to meet current and future plan benefits, 2) limit the risk of the asset failing to meet the long term liabilities of the plan and 3) minimize the long term costs of the plan by maximizing the return on the assets. Performance is regularly evaluated by the Trustees and is based on actual returns achieved by the fund manager relative to their benchmark. The expected long-term rate of return for plan assets is based on analysis of historical data and future expectations relevant to the investments and consistency with the assumed rate of inflation implicit in the market.

The following table presents target allocation percentages and the year end percentage for each major category of plan assets:

	2005		2004	
ASSET CATEGORY	TARGET ALLOCATION	ACTUAL PERCENTAGE	TARGET ALLOCATION	ACTUAL PERCENTAGE
Equities	80%	80%	80%	80%
Bonds	20%	20%	20%	20%
Total	100%	100%	100%	100%

Net annual periodic pension cost of these non-U.S. defined benefit pension plans is presented in the following table:

(IN MILLIONS)	2005	2004	2003
Service cost of benefits earned during the year	$ 6.0	$ 5.8	$ 4.9
Plan participant contributions	(1.5)	(0.9)	(0.8)
Interest cost on projected benefit obligation	12.9	11.5	9.6
Expected return on plan assets	(9.7)	(6.3)	(6.1)
Net amortization and deferral	4.8	5.8	1.8
Net periodic pension cost	$12.5	$15.9	$ 9.4

(IN MILLIONS)	2005	2004
BENEFIT OBLIGATION		
Beginning balance	$ 224.7	$196.4
Service cost	6.0	5.8
Interest cost	12.9	11.5
Benefits paid	(3.9)	(2.9)
Actuarial (gain) loss	20.4	(8.4)
Exchange rate adjustment	14.7	22.3
Ending balance	$ 274.8	$224.7
PLAN ASSETS AT FAIR VALUE		
Beginning balance	$ 125.9	$ 78.4
Actual return on plan assets	9.4	17.5
Company contributions	26.5	22.1
Plan participant contributions	1.5	0.9
Benefits paid	(3.6)	(2.7)
Exchange rate adjustment	8.5	9.7
Ending balance	$ 168.2	$125.9
RECONCILIATION OF FUNDED STATUS		
Fund status – Benefit obligation in excess of plan assets	$ 106.6	$ 98.8
Unrecognized net loss	(131.5)	(107.6)
Unrecognized net transition obligation	2.1	2.1
Adjustment to recognize minimum liability	106.6	93.1
Accrued pension cost	$ 83.8	$ 86.4
ACCUMULATED BENEFIT OBLIGATION		
Fiscal year end balance	$ 271.1	$221.5

The net periodic pension cost and projected benefit obligations were determined using the following assumptions:

	2005	2004	2003
NET PERIODIC PENSION COST			
Discount rate	1.8%-5.4%	1.8%-5.7%	2.3%-5.5%
Rate of increase in compensation levels	2.3%-4.3%	1.0%-4.1%	2.5%-3.8%
Expected long-term return on assets	2.3%-7.5%	2.8%-7.5%	3.0%-7.5%
PROJECTED BENEFIT OBLIGATIONS			
Discount rate	1.8%-5.4%	1.8%-5.7%	
Rate of increase in compensation levels	2.0%-4.3%	1.0%-4.1%	

The following table presents the total expected benefits to be paid to plan participants for the next ten years as determined based on the same assumptions used to measure the benefit obligation at the end of the year:

	(IN MILLIONS)
2006	$ 2.8
2007	3.1
2008	3.2
2009	3.5
2010	3.6
2011-2015	21.4
Total	$37.6

As required by the pension accounting standards, in each of the fiscal years presented, we recorded adjustments for minimum pension liability to equal the amount of the unfunded accumulated benefit obligation in one of our plans. For fiscal 2005, the adjustment was $13.5 million and a corresponding amount, net of a $4.0 million tax effect, is reflected in the consolidated financial statements as a component of accumulated other comprehensive loss. The unfunded benefit obligation decreased from $86.4 million in fiscal 2004 to $83.8 million in fiscal 2005 primarily because of contributions paid to the plans totaling $26.5 million.

NOTE 13

Commitments and Contingencies

COMMITMENTS

We lease certain facilities and equipment under operating lease arrangements. Rental expenses under operating leases were $34.6 million, $25.4 million and $24.1 million in fiscal 2005, 2004 and 2003, respectively.

Future minimum commitments under noncancelable operating leases are as follows:

	(IN MILLIONS)
2006	$30.9
2007	24.8
2008	11.7
2009	7.1
2010	4.3
Thereafter	2.8
Total	$81.6

We had a manufacturing agreement with Fairchild Semiconductor Corporation where we were committed to purchase a minimum level of goods and services based on specified wafer prices, which were intended to approximate market prices. The agreement had an original term of three years through December 2003, but was extended in fiscal 2004 through December 2004 under similar terms at which time it expired. Total purchases from Fairchild were $4.5 million in fiscal 2005, $16.7 million in fiscal 2004 and $24.2 million in fiscal 2003.

During fiscal 2004 we entered into a master operating lease agreement for capital equipment under which individual operating lease agreements are executed as the delivery and acceptance of scheduled equipment occurs. The required future minimum lease payments under these operating leases are included in the table above. These individual operating lease agreements under the master lease provide for guarantees of the equipment's residual value at the end of their lease terms for up to a maximum of $52.8 million. At May 29, 2005 the fair value of the lease guarantees was $0.6 million and included in other noncurrent liabilities.

CONTINGENCIES — LEGAL PROCEEDINGS

Environmental Matters. We have been named to the National Priorities List for our Santa Clara, California, site and we have completed a remedial investigation/feasibility study with the Regional Water Quality Control Board (RWQCB), acting as an agent for the Federal Environmental Protection Agency. We have agreed in principle with the RWQCB to a site remediation plan and we are conducting remediation and cleanup efforts at the site. In addition to the Santa Clara site, from time to time we have been designated as a Potentially Responsible Party (PRP) by international, federal and state agencies for certain environmental sites with which we may have had direct or indirect involvement. These designations are made regardless of the extent of our involvement. These claims are in various stages of administrative or judicial proceedings and include demands for recovery of past governmental costs and for future investigations and remedial actions. In many cases, the dollar amounts of the claims have not been specified, and in the case of the PRP cases, claims have been asserted against a number of other entities for the same cost recovery or other relief as is sought from us. We accrue costs associated with environmental matters when they become probable and can be reasonably estimated. The amount of all environmental charges to earnings, including charges for the Santa Clara site remediation, (excluding potential reimbursements from insurance coverage), were not material during fiscal 2005, 2004 and 2003.

As part of the disposition of the Dynacraft assets and business, we retained responsibility for environmental claims connected with Dynacraft's Santa Clara, California, operations and for other environmental claims arising from our conduct of the Dynacraft business prior to the disposition. As part of the Fairchild disposition, we also agreed to retain liability for current remediation projects and environmental matters arising from our prior operation of certain Fairchild plants and Fairchild agreed to arrange for and perform the remediation and cleanup. We prepaid to Fairchild the estimated costs of the remediation and cleanup and remain responsible for costs and expenses incurred by Fairchild in excess of the prepaid amounts. To date, the costs associated with the liabilities we have retained in these dispositions have not been material and there have been no related legal proceedings.

Other Matters. In January 1999, a class action suit was filed against us and our chemical suppliers by former and present employees claiming damages for personal injuries. The complaint alleges that cancer and reproductive harm were caused to employees exposed to chemicals in the workplace. Plaintiffs' efforts to certify a medical monitoring class were denied by the court. Discovery in the case is proceeding.

In November 2000, a derivative action was brought against us and other defendants by a shareholder of Fairchild Semiconductor International, Inc. Plaintiff seeks recovery of alleged "short-swing" profits under section 16(b) of the Securities Exchange Act of 1934 from the sale by the defendants in January 2000 of Fairchild common stock. The complaint alleges that Fairchild's conversion of preferred stock held by the defendants at the time of Fairchild's initial public offering in August 1999 constitutes a "purchase" that must be matched with the January 2000 sale for purposes of computing the "short-swing" profits. Plaintiff seeks from National alleged recoverable profits of $14.1 million. We have completed discovery in the case in the district court. In June 2004, the Securities and Exchange Commission proposed clarifying amendments to its section 16(b) rules which we believe would be dispositive of the case. In September 2004, the district court ordered a stay of the case pending the SEC's adoption of the proposed amendment. Plaintiff filed a writ of mandamus with the appeals court, requesting that the district court be ordered to lift the stay. The SEC informed the appeals court that it was actively considering the proposed rule amendments and in August 2005, announced the adoption of the rule amendments which we believe exempt us from liability in this case. Nevertheless, we intend to continue to contest the case through all available means.

In April 2002, ZF Micro Solutions, Inc. brought suit against us alleging a number of contract and tort claims related to an agreement we had entered into in 1999 to design and manufacture a custom integrated circuit device for ZF Micro Devices. ZF Micro Devices ceased business operations in February 2002 and the case was brought by ZF Micro Solutions as successor to ZF Micro Devices. Trial began in May 2004 and a verdict was rendered in June 2004. The jury found for ZF Micro Solutions, Inc. on a claim of intentional misrepresentation, awarding damages of $28.0 million, and on a claim of breach of the implied covenant of good faith and fair dealing, awarding damages of $2.0 million. The jury found for us on seven other of the plaintiff's claims and also found for us on our cross-claim for breach of contract, awarding us damages of $1.1 million. Subsequent to the trial, the court ordered the case to be retried in its entirety. At a settlement conference held in December 2004, the case was settled. We paid to the plaintiff the sum of $20.0 million and granted to the plaintiff a royalty free license for the manufacture and sale of the custom device at issue in the case. All settlement documents have now been completed and the case has been dismissed in its entirety. We originally recorded a loss accrual of $30.0 million in fiscal 2004, which represented our best estimate at the time of the loss that would be incurred. As a result of the settlement, we recorded a credit of $10.0 million that was included in other operating income, net, in fiscal 2005 to adjust the loss accrual to equal the agreed settlement amount.

In September 2002, iTech Group ("iTech") brought suit against us alleging a number of contract and tort claims related to a software license agreement and discussion to sell certain assets to iTech. At the trial, which began in May 2005, the jury rendered a verdict finding us liable for breach of contract, promissory fraud and unjust enrichment and assessing approximately $234.0 thousand in compensatory damages and $15.0 million in punitive damages. We contested the verdict in post trial motions heard late in July 2005. After hearing the motions, the court affirmed the verdict for compensatory damages of approximately $234.0 thousand, awarded attorneys' fees to iTech of approximately $60.0 thousand, and reduced the punitive damages to $3.0 million. iTech has until August 31, 2005 to accept the reduction of the punitive damages. If iTech does not accept the reduction, a new trial will be ordered solely on the issue of punitive damages. We intend to continue to contest the case through all available means. We have accrued a charge of $3.3 million to cover the total amount of damages awarded iTech under the court's order. Although the loss we ultimately sustain may be higher or lower than the amount we have recorded, this is currently our best estimate of any loss we may incur.

The IRS has completed field examinations of our tax returns for fiscal years 1997 through 2000 and has issued a notice of proposed adjustment seeking additional taxes of approximately $19.1 million (exclusive of interest) for those years (See Note 9 to the Consolidated Financial Statements). We are contesting the claims through the IRS administrative process.

We are currently a party to various claims and legal proceedings, including those noted above. We make provisions for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We believe we have made adequate provisions for potential liability in litigation matters. We review these provisions at least quarterly and adjust these provisions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on the information that is currently available to us, we believe that the ultimate outcome of litigation matters, individually and in the aggregate, will not have a material adverse effect on our results of operations or consolidated financial position. However, litigation is inherently unpredictable. If an unfavorable ruling or outcome were to occur, there is a possibility of a material adverse effect on results of operations or our consolidated financial position.

CONTINGENCIES — OTHER

In connection with our past divestitures, we have routinely provided indemnities to cover the indemnified party for matters such as environmental, tax, product and employee liabilities. We also routinely include intellectual property indemnification provisions in our terms of sale, development agreements and technology licenses with third parties. Since maximum obligations are not explicitly stated in these indemnification provisions, the potential amount of future maximum payments cannot be reasonably estimated. To date we have incurred minimal losses associated with these indemnification obligations and as a result, we have not recorded any liabilities in our consolidated financial statements.

NOTE 14

Segment and Geographic Information

We design, develop, manufacture and market a wide range of semiconductor products, most of which are analog and mixed-signal integrated circuits. We are organized by various product line business units. For segment reporting purposes, each of our product line business units represents an operating segment as defined under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," and our chief executive officer is considered the chief operating decision-maker. Business units that have similarities, including economic characteristics, underlying technology, markets and customers, are aggregated into larger segments. For fiscal 2005, our Analog segment, which accounted for 87 percent of net sales, is the only operating segment that meets the criteria of a reportable segment under SFAS No. 131. Operating segments that do not meet the criteria in SFAS 131 of a reportable segment are combined under "All Others" and primarily include the device connectivity business unit and the PC Super I/O business unit which was sold in May 2005. Segment information for fiscal 2004 and 2003 has been reclassified to conform to the fiscal 2005 presentation.

Product line business units that represent the Analog segment include the power management, audio amplifier, data conversion, non-audio amplifier, displays and wireless; and the communications infrastructure business units which provide a wide range of building block products such as high-performance operational amplifiers, power management circuits, data acquisition circuits, interface circuits, radio frequency circuits, audio subsystems, display drivers, integrated receivers and timing controllers; and analog-to-digital converters. The Analog segment also includes a variety of mixed-signal products which combine analog and digital circuitry onto the same chip. The segment is heavily focused on using our analog expertise to develop high-performance building blocks, integrated solutions and mixed-signal products aimed at wireless handsets, displays, notebook computers, other portable devices, industrial and medical equipment, and automotive applications.

Aside from these operating segments, our corporate structure in fiscal years 2003, 2004 and 2005 also included the centralized Worldwide Marketing and Sales Group, the Central Technology and Manufacturing Group, and the Corporate Group. Certain expenses of these groups are allocated to the operating segments and are included in their segment operating results.

With the exception of the allocation of certain expenses, the significant accounting policies and practices used to prepare the consolidated financial statements as described in Note 1 are generally followed in measuring the sales, segment income or loss and determination of assets for each reportable segment. We allocate certain expenses associated with centralized manufacturing, selling, marketing and general administration to operating segments based on either the percentage of net trade sales for each operating segment to total net trade sales or headcount, as appropriate. Certain R&D expenses primarily associated with centralized activities such as process development are allocated to operating segments based on the percentage of dedicated R&D expenses for each operating segment to total dedicated R&D expenses.

The following table presents specified amounts included in the measure of segment results or the determination of segment assets:

(IN MILLIONS)	ANALOG SEGMENT	ALL OTHERS	TOTAL
2005			
Sales to unaffiliated customers	$1,668.5	$ 244.6	$1,913.1
Segment income before income taxes	$ 345.6	$ 64.3	$ 409.9
Depreciation and amortization	$ 15.7	$ 178.7	$ 194.4
Interest income	–	$ 17.4	$ 17.4
Interest expense	–	$ 1.5	$ 1.5
Share in net losses of equity-method investments	$ 2.1	$ 3.6	$ 5.7
Segment assets	$ 213.8	$2,290.4	$2,504.2
2004			
Sales to unaffiliated customers	$1,680.3	$ 302.8	$1,983.1
Segment income (loss) before income taxes	$ 394.4	$ (60.7)	$ 333.7
Depreciation and amortization	$ 16.8	$ 193.1	$ 209.9
Interest income	–	$ 11.6	$ 11.6
Interest expense	–	$ 1.2	$ 1.2
Share in net losses of equity-method investments	$ 6.6	$ 7.5	$ 14.1
Segment assets	$ 307.7	$1,972.7	$2,280.4
2003			
Sales to unaffiliated customers	$1,365.9	$ 306.6	$1,672.5
Segment income (loss) before income taxes	$ 50.9	$ (74.2)	$ (23.3)
Depreciation and amortization	$ 16.0	$ 212.5	$ 228.5
Interest income	–	$ 16.3	$ 16.3
Interest expense	–	$ 1.5	$ 1.5
Share in net losses of equity-method investments	$ 10.3	$ 5.6	$ 15.9
Segment assets	$ 260.8	$1,987.6	$2,248.4

Segment assets include those assets that are specifically dedicated to an operating segment and include inventories, equipment, equity investments, goodwill and amortizable intangibles assets. As of May 31, 2005, equity method investments included in segment assets of the Analog segment were $0.5 million. Depreciation and amortization presented for each segment include only such charges on dedicated segment assets. The measurement of segment profit and loss includes an allocation of depreciation expense for shared manufacturing facilities contained in the standard cost of product for each segment.

Our revenues from external customers are derived from the sales of semiconductor product and engineering-related services. For fiscal 2005, 2004 and 2003, sales from engineering-related services were immaterial and are included with semiconductor product sales. Our semiconductor products sales consist of integrated circuit components and are considered a group of similar products.

We operate our marketing and sales activities in four main geographic areas that include the Americas, Europe, Japan and the Asia Pacific region. Total sales by geographical area include sales to unaffiliated customers and inter-geographic transfers, which are based on standard cost. To control costs, a substantial portion of our products are transported between the Americas, Europe and the Asia Pacific region in the process of being manufactured and sold. In the information presented below, we have excluded these inter-geographic transfers.

The following tables provide geographic sales to and asset information by major countries within the main geographic areas:

(IN MILLIONS)	2005	2004	2003
Sales to unaffiliated customers:			
United States	$ 378.6	$ 421.2	$ 388.9
United Kingdom	192.4	170.9	160.5
Germany	194.9	218.9	173.4
Japan	248.6	250.3	185.3
Singapore	395.6	377.8	262.7
People's Republic of China	502.9	544.0	500.0
Rest of World	0.1	–	1.7
Total	$1,913.1	$1,983.1	$1,672.5

(IN MILLIONS)	2005	2004
Long-lived assets:		
United States	$ 523.7	$ 665.5
Malaysia	133.6	146.6
Rest of World	138.3	147.1
Total	$ 795.6	$ 959.2

Our top ten customers combined represented approximately 49 percent of total accounts receivable at May 29, 2005, and approximately 45 percent at May 30, 2004. In fiscal 2005 and 2004, we had one distributor who accounted for approximately 11 percent of total net sales and another distributor who accounted for approximately 10 percent of total net sales in each year. In fiscal 2003, we had two distributors who each accounted for approximately 10 percent of total net sales. Sales to these distributors are mostly for our Analog segment products, but also include some sales for our other operating segment products.

NOTE 15

Supplemental Disclosure of Cash Flow Information and Noncash Investing and Financing Activities

(IN MILLIONS)	2005	2004	2003
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid for:			
Interest	$ 1.4	$ 1.3	$ 1.5
Income taxes	$76.1	$15.4	$17.6

(IN MILLIONS)	2005	2004	2003
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Issuance of stock for employee benefit plans	$ –	$ 0.9	$ 0.8
Issuance of common stock to directors	$ 1.0	$ 0.4	$ 0.3
Issuance of common stock in connection with the final installment payment of the purchase price paid to DigitalQuake	$ –	$ 0.6	$ –
Unearned compensation relating to restricted stock issuance	$ 2.6	$ 3.1	$ 0.5
Restricted stock cancellation	$ 1.4	$ 1.4	$ 1.1
Change in unrealized gain on cash flow hedges	$ –	$ 0.2	$ 0.2
Change in unrealized gain on available-for-sale securities	$ (0.3)	$ (3.4)	$(34.9)
Minimum pension liability	$13.5	$(24.3)	$ 57.5
Effect of investee equity transactions	$ –	$ –	$ 4.7
Acquisition of software license under long-term contracts	$ –	$ 19.7	$ 16.4
Repurchase of common stock upon settlement of an advance repurchase contract	$30.0	$ –	$ –

NOTE 16

Financial Information by Quarter (Unaudited)

The following table presents the quarterly information for fiscal 2005 and 2004:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	FOURTH QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER
2005				
Net sales	$ 467.0	$ 449.2	$ 448.9	$ 548.0
Gross margin	$ 255.6	$ 236.6	$ 227.0	$ 301.6
Net income	$ 130.2	$ 77.4	$ 90.0	$ 117.7
Earnings per share:				
Net income:				
Basic	$ 0.37	$ 0.22	$ 0.25	$ 0.33
Diluted	$ 0.36	$ 0.21	$ 0.24	$ 0.31
Weighted-average common and potential common shares outstanding:				
Basic	349.2	353.2	356.0	357.3
Diluted	365.8	374.0	374.2	381.7
Common stock price – high	$ 21.67	$ 20.35	$ 17.44	$ 22.44
Common stock price – low	$ 18.36	$ 14.94	$ 11.85	$ 13.18
2004				
Net sales	$ 571.2	$ 513.6	$ 473.5	$ 424.8
Gross margin	$ 310.8	$ 264.1	$ 237.0	$ 200.4
Net income	$ 94.2	$ 93.1	$ 65.8	$ 29.7
Earnings per share:				
Net income:				
Basic	$ 0.26	$ 0.26	$ 0.18	$ 0.08
Diluted	$ 0.24	$ 0.24	$ 0.17	$ 0.08
Weighted-average common and potential common shares outstanding:				
Basic	357.3	357.4	360.2	369.0
Diluted	389.6	389.4	391.0	383.8
Common stock price – high	$ 24.35	$ 22.63	$ 22.30	$ 14.80
Common stock price – low	$ 18.83	$ 17.95	$ 13.05	$ 9.19

Our common stock is traded on the New York Stock Exchange and the Pacific Exchange. The quoted market prices are as reported on the New York Stock Exchange Composite Tape. At May 29, 2005, there were approximately 6,884 holders of common stock.

The Board of Directors and Shareholders
National Semiconductor Corporation:

We have audited the accompanying consolidated balance sheets of National Semiconductor Corporation and subsidiaries (the Company) as of May 29, 2005 and May 30, 2004, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended May 29, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Semiconductor Corporation and subsidiaries as of May 29, 2005 and May 30, 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended May 29, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of May 29, 2005, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 8, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

As described in the notes to the consolidated financial statements, the Company recorded the cumulative effect of a change in accounting principle in connection with its adoption of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," as of the beginning of fiscal 2004.

KPMG LLP

Mountain View, California
August 8, 2005

The Board of Directors and Shareholders
National Semiconductor Corporation:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that National Semiconductor Corporation and subsidiaries (the Company) maintained effective internal control over financial reporting as of May 29, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). National Semiconductor Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that National Semiconductor Corporation and subsidiaries maintained effective internal control over financial reporting as of May 29, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, National Semiconductor Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of May 29, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of National Semiconductor Corporation and subsidiaries as of May 29, 2005 and May 30, 2004, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended May 29, 2005, and our report dated August 8, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Mountain View, California
August 8, 2005

Directors

STEVEN R. APPLETON
Chairman, President and
Chief Executive Officer,
Micron Technology, Inc.

GARY P. ARNOLD*
Former President, Chairman
and Chief Executive Officer,
Analogy, Inc.

RICHARD J. DANZIG*
Senior Fellow,
Center for Naval Analysis
Former Secretary of the Navy

ROBERT J. FRANKENBERG*
Chairman and acting CEO,
Kinzan, Inc.

BRIAN L. HALLA
Chairman and
Chief Executive Officer
National Semiconductor Corporation

E. FLOYD KVAMME
Partner, Kleiner, Perkins
Caufield & Byers, Venture
Capital Firm

MODESTO A. MAIDIQUE
President, Florida
International University

EDWARD R. MCCRACKEN
Former Chairman
and Chief Executive Officer
Silicon Graphics, Inc.

*Member of the Audit Committee

Executive Staff

BRIAN L. HALLA
Chairman and
Chief Executive Officer

DONALD MACLEOD
President and
Chief Operating Officer

LEWIS CHEW
Senior Vice President, Finance
and Chief Financial Officer

JOHN M. CLARK III
Senior Vice President,
General Counsel and Secretary

DETLEV KUNZ
Senior Vice President,
Power Management Products Group

C.S. LIU
Senior Vice President,
Worldwide Manufacturing

MICHAEL E. NOONEN
Senior Vice President,
Worldwide Marketing and Sales

SUNEIL PARULEKAR
Senior Vice President,
Analog Signal Path Products Group

ULRICH SEIF
Senior Vice President,
Manufacturing Services and
Chief Information Officer

EDWARD J. SWEENEY
Senior Vice President,
Human Resources

MOHAN YEGNASHANKARAN
Senior Vice President,
Worldwide Technology Development

Other Officers

ROBERT E. DEBARR
Treasurer

JAMIE E. SAMATH
Corporate Controller

NANCY LUCKE LUDGUS
Assistant Secretary



BRIAN L. HALLA, CHAIRMAN

Brian L. Halla, Chairman, joined the Company as Chairman of the Board, President and Chief Executive Officer on May 3, 1996. He was formerly Executive Vice President of LSI Logic Corporation, responsible for the development of all LSI Logic product lines. Prior to that he was with Intel Corporation for 14 years, most recently as Director of Marketing for Intel's Microcomputer Group. Effective the beginning of fiscal 2006, he is now Chairman and Chief Executive Officer of the Company.



STEVEN R. APPLETON

Steven R. Appleton is the Chairman of the Board, Chief Executive Officer and President of Micron Technology, Inc., a position he has held since 1994. Micron is a leading worldwide provider of semiconductor memory solutions for computer and computer-peripheral manufacturing, consumer electronics, CAD/CAM, office automation, telecommunications, networking and data processing, and graphics display. Appleton joined Micron in 1983 and has held a series of increasingly responsible positions, including Production Manager, Director of Manufacturing, and Vice President of Manufacturing. In 1991, Appleton was appointed President and Chief Operating Officer of Micron.



GARY P. ARNOLD

Gary P. Arnold has extensive experience in the international electronics industry in finance, strategic planning and operations. From January 1993 to March 2000 he was President, Chief Executive Officer and Chairman of the Board of Analogy, Inc., a leading supplier of product design and simulation software headquartered in Beaverton, Oregon. Prior to that, he held Chief Financial Officer positions at Tektronix, Inc. and at National Semiconductor.



RICHARD J. DANZIG

Richard J. Danzig served as Secretary of the Navy in the Clinton administration from November 1998 to January 2001. Prior to that, he was a Traveling Fellow in Asia and Europe for the Center for International Political Economy and an Adjunct Professor at Syracuse University's Maxwell School of Citizenship and Public Affairs. He has served previously as a member of National Semiconductor's board, from 1987 to 1993. Danzig is a graduate of Reed College and also has degrees from Yale Law School and from Oxford University, where he was a Rhodes Scholar.



ROBERT J. FRANKENBERG

Robert J. Frankenberg is a founder and Chairman of the Board and acting CEO of Kinzan, Inc., a leading Web services software company dedicated to creating products and services that address the complex e-business needs of the extended enterprise. He previously was Chairman, President and CEO of Encanto Networks, Inc., and also served as Chairman, President and CEO of Novell, Inc. Prior to that he served as Vice President and General Manager of Hewlett-Packard's Personal Information Products Group. He has a degree in computer engineering from San Jose State University and is an SEP graduate of Stanford University's Graduate School of Business.



E. FLOYD KVAMME

E. Floyd Kvamme is a Partner at Kleiner, Perkins, Caufield & Byers, a high-technology venture capital firm responsible for developing companies from early start-up to the IPO phase and beyond. He is also co-chair of the Presidential Council of Advisers on Science and Technology. Floyd Kvamme was one of five members of the team that began at National Semiconductor in 1967, serving as its General Manager and building it into a billion-dollar company. He holds two degrees in electrical engineering.



DR. MODESTO A. MAIDIQUE

Dr. Modesto A. Maidique has been President of Florida International University since 1986. Florida International is a public research university with an enrollment of 35,000 students. Prior to that, he served on the faculties of Stanford University, Harvard University and the Massachusetts Institute of Technology. He was a co-founder of Analog Devices Inc. and served as Vice President and General Manager of the Analog Devices Linear IC Division.



EDWARD R. McCRACKEN

Edward R. McCracken retired as Chairman of Silicon Graphics, Inc., Mountain View, California, in 1998. SGI designs, manufactures and markets visual computer systems used for conceptual design, analysis and simulation. Previously, he worked for Hewlett-Packard for 16 years. He is the former co-chairman of the United States Advisory Council on the Information Infrastructure and also the former co-chairman of Joint Venture: Silicon Valley Network.

At a Glance

National Semiconductor, the industry's premier analog company, creates high-value analog devices and subsystems. National's leading-edge products include power management circuits, display drivers, audio and operational amplifiers, communication interface products and data conversion solutions.

FOUNDED
1959

HEADQUARTERS
Santa Clara, California

EMPLOYEES
8,500*

STOCK EXCHANGE, LISTING SYMBOL
New York Stock Exchange: NSM

FISCAL YEAR
May 31, 2004 to May 29, 2005

2005 SALES
$1.91 billion

CHIEF EXECUTIVE OFFICER
Brian L. Halla

UNEXPIRED U.S. PATENTS
2,560

WEB SITE ADDRESS
www.national.com

WORLDWIDE OPERATIONS

Headquarters
National Semiconductor Corporation
2900 Semiconductor Drive
P.O. Box 58090
Santa Clara, California
95052-8090
Telephone (408) 721-5000

Sales by Region

FISCAL YEAR 2005



- 20% Americas
- 47% Asia Pacific
- 20% Europe
- 13% Japan

Sales by Segment

FISCAL YEAR 2005



- 87% Analog Segment
- 13% All Others

Corporate Information

TRANSFER AGENT AND REGISTRAR
EquiServe Trust Company, N.A.
c/o Computershare Investor Services
P.O. Box 43023
Providence, RI 02940-3023
(877) 498-8865 or
(781) 575-4593
www.equiserve.com

INDEPENDENT AUDITORS
KPMG LLP

OFFICER CERTIFICATIONS
National filed the required CEO Certification with the New York Stock Exchange in October 2004 after the 2004 annual meeting. The CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act have been filed with the SEC as an exhibit to the Form 10-K for fiscal 2005.

*Figure as of the end of Fiscal Year 2005

SHAREHOLDER INFORMATION

Common Stock Data
The Company's common stock is traded on the New York Stock Exchange and the Pacific Exchange.

Annual Meeting of Shareholders
The annual meeting will be held on or about September 30, 2005. A notice of the meeting, together with a form of proxy and a proxy statement, will be mailed to shareholders on or about August 25, 2005, at which time proxies will be solicited by the Board of Directors.

NOTE TO ALL STOCKHOLDERS
Keep the transfer agent informed of your current address. Failure to do so may require National to report your shares to the state as unclaimed property, even if National does not have physical possession of your stock certificate. This can result in "escheat" of your shares to the state.

FORM 10-K
If you would like to receive a free copy of the company's "Form 10-K" filed with the Securities and Exchange Commission, please send your request to:

Investor Relations
Mailstop G2-397
National Semiconductor Corporation
P.O. Box 58090
Santa Clara, California
95052-8090
Telephone (408) 721-5800
Fax (408) 721-7254
invest.group@nsc.com

NSM Listed NYSE

Writers: Mike Brozda, Jane Karakawa, National Semiconductor





National Semiconductor Corporation
2900 Semiconductor Drive
PO Box 58090
Santa Clara, CA 95052
(408) 721-5000

Visit our Web site at
www.national.com

Investor Relations
Telephone: (408) 721-5800
Email: invest.group@nsc.com

National Semiconductor

The Sight & Sound of Information

NSM-AR-05